Exhibit 99.2

EXECUTION VERSION

PRETIUM RESOURCES INC.

AND

NEWCREST BC MINING LTD.

AND

NEWCREST MINING LTD.

ARRANGEMENT AGREEMENT

NOVEMBER 8, 2021

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of November 8, 2021

BETWEEN:

NEWCREST MINING LIMITED, a corporation existing under the laws of Australia with its head office at Level 8, 600 St. Kilda Road, Melbourne VIC 3004, Australia (the “Purchaser”)

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NEWCREST BC MINING LTD., a company existing under the laws of British Columbia, with its registered and records office at Suite 2400, 745 Thurlow Street, Vancouver , BC, V6E 0C5   Canada (“Acquireco”)

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PRETIUM RESOURCES INC. a corporation existing under the laws of British Columbia, with its registered and records office at Suite 2300, 1055 Dunsmuir Street, Vancouver, BC V7X 1L4 (the “Company”)

RECITALS:

A.	The Purchaser proposes to acquire, through Acquireco, all of the issued and outstanding Company Shares and that all other equity interests of the Company be cancelled, in each case, in accordance with the Arrangement;

B.	Upon the effectiveness of the Arrangement, Company Shareholders will receive the Consideration for each Company Share they hold;

C.	The Company Board has evaluated the Arrangement with the Company’s management and legal and financial advisors and, following the receipt and review of a unanimous recommendation from the Special Committee, the Company Board has unanimously determined that the Arrangement is in the best interests of the Company, and the Company Board has resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement;

D.	The Purchaser and Acquireco have entered into the Voting Agreements with the Locked-Up Shareholders, pursuant to which each of the Locked-Up Shareholders has agreed to vote their Company Shares in favour of the Arrangement Resolution on the terms and subject to the conditions set forth in the Voting Agreements; and

E.	The parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for.

THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

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Article 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Acquireco Board” means the board of directors of Acquireco as the same is constituted from time to time;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons (other than the Purchaser or any affiliate of the Purchaser), whether or not in writing and whether or not delivered to the Company Shareholders, relating to: (a) any direct or indirect acquisition, purchase, disposition (or any lease, royalty, joint venture, long-term supply agreement or other arrangement having the same economic effect as a sale), through one or more transactions, of (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of the Company or 20% or more of any voting or equity securities of any one or more of any of the Company’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the fair value of the consolidated assets of the Company and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries.

“affiliate” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“All Cash Consideration” means, subject to adjustment under Section 2.13, $18.50 in cash per Company Share;

“AML” means the Anti-Monopoly Law of the People’s Republic of China;

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“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the Canadian Criminal Code, the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, and any other anti-bribery or anticorruption laws and similar legislation in other jurisdictions that may be applicable to the relevant Party and its Subsidiaries or its businesses.

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B hereto;

“ASX” means the Australian Securities Exchange Ltd.

“Australian Securities Laws” means all Australian securities laws and the respective rules and guidance notes of the ASX and any other stock exchange on which securities of the Purchaser are traded;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, of, from or required by any Governmental Entity having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Breaching Party” has the meaning ascribed thereto in Section 7.2(b);

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in Vancouver, British Columbia, in Melbourne, Australia or in New York, United States, provided however that for the purposes of counting the number of Business Days elapsed, each Business Day will be deemed to commence at 9:00 a.m. Melbourne time and end at 5:00 p.m. Melbourne time, on the applicable day;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

“Cleanup” means all actions required to: (a) clean-up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (b) prevent the release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment;

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“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any individual authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Company Benefit Plans” means all health, welfare, dental, vision, sickness, death, life, cafeteria, flexible spending, supplemental unemployment benefit, bonus, change of control, loan, allowance, spending account, profit sharing, insurance, incentive, incentive compensation, or deferred compensation plans, share purchase, share options, share compensation, or other equity-based compensation plans, disability, pension or retirement income or savings plans, vacation or other paid time off, parental leave and any other arrangements or benefit plans, trust, funds, policies, programs, arrangements, or practices which are (a) sponsored, maintained, contributed to or required to be contributed to by the Company or its Subsidiaries, or (b) for which the Company or its Subsidiaries has any actual or contingent liability or obligation with respect to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, excluding Statutory Plans, but including the Company Option Plan, Company DSU Plan, and Company RSU Plan;

“Company Board” means the board of directors of the Company as the same is constituted from time to time;

“Company Board Recommendation” has the meaning ascribed thereto in Section 2.4(c);

“Company Budget and Mine Plan” means the Company’s budget and mine plan for 2021, as amended by the Company, in the form appended to the Company Disclosure Schedule and once adopted, the Company’s annual budget and mine plan for 2022;

“Company Change in Recommendation” has the meaning ascribed thereto in Section 7.2(a)(iii)(A);

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Purchaser on the date hereof;

“Company DSU Plan” means the Company’s deferred share unit plan having an effective date of December 11, 2018;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

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“Company Material Adverse Effect” means any event, change, occurrence, effect, development, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, developments, states of facts or circumstances (i) is, or would reasonably be expected to be, material and adverse to the business, assets, properties, affairs, projects (including the development thereof), operations, condition (financial or otherwise), results of operations or liabilities (contingent or otherwise and whether contractual or otherwise) of the Company and its Subsidiaries taken as a whole, or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of any of the Arrangement and the other transactions contemplated by this Agreement; except, in the case of clause (i) above, any such event, change, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the mining industry;

(b)	any change in the price of gold;

(c)	any change, development or condition in global, national or regional political conditions (including any protest, riot, facility takeover for emergency purposes, outbreak of hostilities or war or acts of espionage, sabotage or terrorism or any escalation or worsening of the foregoing) or any earthquake, flood, forest fire or other natural disaster;

(d)	any pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any COVID-19 Measures;

(e)	any change in general economic, business, banking, regulatory, political or market conditions or in financial, credit, currency, commodities or securities markets in Canada, the United States or globally;

(f)	any change in applicable generally acceptable accounting principles, including IFRS, after the date of this Agreement;

(g)	changes, developments or conditions in or relating to currency exchange, interest or inflation rates;

(h)	any adoption, proposal, implementation or change in applicable Laws after the date of this Agreement or in any interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(i)	the execution, announcement and pendency of this Agreement or the consummation of the transactions contemplated hereby (provided, that this clause (i) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(j)	any actions or inactions expressly required by this Agreement or Law or that are taken (or omitted to be taken) at the request, or with the prior written consent, of the Purchaser;

(k)	any failure, in and of itself, by the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (provided, however, that the facts or circumstances underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

(l)	any change in the market price or trading volume of any securities of the Company (it being understood that the facts or circumstances underlying such changes in market price or trading volume may be taken into account, to the extent permitted by this Agreement, in determining whether a Company Material Adverse Effect has occurred);

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provided, however, that (i) any such event, change, occurrence, effect, development, state of facts or circumstances referred to in paragraphs (a) and (c) to and including (h) above shall not apply to the extent that any such event, change, occurrence, effect, development, state of facts or circumstances disproportionately adversely affects the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the gold sector in Canada; and (ii) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Company Material Adverse Effect has occurred;

“Company Material Contract” means in respect of the Company or any of its Subsidiaries, any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect;

(b)	regarding the sale or acquisition of a Person or business, whether in the form of an asset purchase, or sale, merger, consolidation or otherwise (including any such agreement, contract or letter of intent that has closed but under which one or more of the parties has material ongoing obligations including executory indemnification, earn-out or other liabilities);

(c)	under which the Company or any of its Subsidiaries has directly or indirectly loaned or advanced money to a third party or guaranteed any liabilities or obligations of a third party, in each case;

(d)	that is a lease, sublease, license or right of way or occupancy agreement for Leased Real Property, Company Property or Company Mineral Rights which is material to the business of the Company and its Subsidiaries, taken as a whole, including without limitation mining leases and any all rights relating to the access road to the Brucejack property;

(e)	that provides for the establishment of, investment in or formation of any partnership or joint venture with any Person;

(f)	relating to indebtedness for borrowed money, whether incurred, assumed or secured by any asset of the Company or any of its Subsidiaries;

(g)	relating to any offering or issuance of securities of the Company;

(h)	restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries or restricting the payment of dividends by the Company or by any of its Subsidiaries;

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(i)	under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 in any 12-month period or $2,500,000 over the remaining term of the contract;

(j)	that provides for the supply of essential infrastructure, goods or services (including electricity supply, transmission, fuel, and transportation) or right of first refusal or “most favoured nation” obligation in favour of another Person;

(k)	that creates an exclusive dealing arrangement (including exclusive sales, agency and distribution agreements) or right of first offer;

(l)	that purports to limit or restrict the Company or any of its affiliates in any material respect from engaging in any line of business or in any geographic area;

(m)	that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union or other collective bargaining representative group;

(n)	under which the Company has granted any Person registration rights (including demand and piggy-back registration rights);

(o)	providing for contractual severance or change in control payments; or

(p)	that limits or restricts (A) the ability of the Company or any of its Subsidiaries to engage in any business activity or carry on business or acquire an interest in real property or minerals in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Mineral Rights” has the meaning ascribed thereto in Section 3.1(dd);

“Company Option Plan” means the amended and restated incentive stock option plan of the Company dated March 27, 2019, as the same may be amended, supplemented or otherwise modified from time to time;

“Company Options” means outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes or charges for electricity, gas, power, water and other utilities not at the time due and payable or otherwise contested in good faith or for which adequate reserves have been established;

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(b)	restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements, or other registered agreements or instruments in favour of any Governmental Entity, easements, rights-of-way, servitudes, rental pool agreements or other similar rights in or with respect to Company Property or Company Mineral Rights granted to or reserved by other persons or properties, which individually or in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(c)	inchoate or statutory Liens or privileges imposed by Law such as contractors, subcontractors, carriers, warehousemen’s, mechanics, builder’s, workers, suppliers, and materialmen’s and others in respect of the construction, maintenance, repair or operation of real or personal property;

(d)	any security given to a public or private utility or other service provider or any other Governmental Entity when required by such utility or other Governmental Entity in connection with the operations of such person in the ordinary course of its business, but only to the extent relating to costs and expenses for which payment is not due;

(e)	municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(f)	any right reserved to or vested in any Governmental Entity by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Entity or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(g)	the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from any Governmental Entity of any owned, leased or licenced Leased Real Property, Company Property or Company Mineral Rights;

(h)	any minor encroachments by any structure located on the Company Property or Company Mineral Rights onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the Company Property or Company Mineral Rights that do not materially adversely affect the use of the Company Property or Company Mineral Rights or otherwise materially impair business operations at the affected properties;

(i)	such other immaterial imperfections or immaterial irregularities of title or Lien that, in each case, do not materially adversely affect the use of the Company Property or Company Mineral Rights or assets subject thereto or otherwise materially adversely impair business operations of such properties;

(j)	purchase money liens and liens securing rental payments under capital lease arrangements;

(k)	Liens as listed and described in Section 1.1 of the Company Disclosure Schedule;

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“Company Property” has the meaning ascribed thereto in Section 3.1(dd);

“Company PSUs” means outstanding performance share units granted under the Company RSU Plan;

“Company Public Documents” means (i) all current technical reports filed on SEDAR in accordance with National Instrument 43-101 – Standards of Disclosure for Mining Projects; and (ii) all forms, reports, schedules, statements and other documents which have been (A) publicly filed by the Company on SEDAR pursuant to Canadian Securities Laws or (B) publicly filed with or furnished by the Company to the SEC on EDGAR pursuant to U.S. Securities Laws, since January 1, 2020;

“Company Royalty Agreements” has the meaning ascribed thereto in Section 3.1(dd)(viii).

“Company RSU Plan” means the Company’s restricted share unit plan dated March 27, 2019, which was approved by Company Shareholders at the annual general and special meeting on May 2, 2019;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholder Approval” means the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting in accordance with Section 2.2(b);

“Company Shareholders” means the registered and/or beneficial holders of Company Shares and, for the purposes of the Company Meeting, the Arrangement Resolution and the Company Shareholder Approval, includes the holders of Company Options to the extent required by, and on the terms specified in, the Interim Order;

“Company Shares” means the common shares in the authorized share capital of the Company;

“Company Surface Rights” has the meaning ascribed thereto in Section 3.1(dd)(i)(A);

“Company Termination Payment” has the meaning ascribed thereto in Section 7.3(b);

“Company Termination Payment Event” has the meaning ascribed thereto in Section 7.3(c);

“Competition Act” means the Competition Act (Canada) and the regulations enacted thereunder;

“Competition Act Clearance” means one of (1) the issuance to the Purchaser (or its Subsidiary) of an advance ruling certificate in respect of the transactions contemplated by the Agreement by the Commissioner under Section 102(1) of the Competition Act; or (2) both of the following have occurred: (i) the expiry, termination or waiver of the applicable waiting period under Part IX of the Competition Act, and (ii) receipt by the Purchaser (or its Subsidiary) of a “no-action letter” from the Commissioner indicating that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

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“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and the Company made as of February 13, 2020, as the same may be amended, supplemented or otherwise modified from time to time;

“Consideration” means, subject to adjustment under Section 2.13, the consideration to be received by a Company Shareholder pursuant to the Plan of Arrangement for each Company Share;

“Consideration Shares” means the Purchaser Shares to be issued as consideration for the Company Shares pursuant to the Plan of Arrangement;

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership or other right or obligation to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Convertible Notes” means the 2.25% convertible notes due March 15, 2022 of the Company that are outstanding as of the date hereof;

“Court” means the Supreme Court of British Columbia or other competent court, as applicable;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof;

“COVID-19 Measures” means (a) measures undertaken by a Party or its Subsidiaries to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions issued by any Governmental Entity, or any other public health directives, guidelines or recommendations; and (b) other commercially reasonable business practices adopted by a Party or its Subsidiaries, in each case in connection with or in response to COVID-19;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.8;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

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“Environmental Laws” means all Laws relating to the abatement of pollution, reclamation or restoration of property, protection of the environment, protection of wildlife, including endangered species, ensuring public safety from environmental hazards, protection of cultural or historic resources, management, storage or control of hazardous materials and substances, releases or threatened releases of Hazardous Substances into the environment, including ambient air, surface water and groundwater, and all other applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances;

“Environmental Liabilities” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Substances at or from any location, whether or not owned or operated by the Company and its Subsidiaries, (b) any structures located on or any other physical disturbance of the environment in or off the relevant Party’s property (except as such structures are operated or activities carried out in accordance with applicable Laws and Authorizations); or (c) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law;

“Final Order” means the final order of the Court in a form acceptable to both the Purchaser and the Company, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably);

“Financial Advisors” has the meaning ascribed thereto in Section 3.1(kk)(i);

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX, NYSE and the ASX, as applicable; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“IFRS” International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted in the relevant jurisdiction, as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

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“Indenture” means the indenture made as of February 14, 2017 between the Company and the Trustee;

“Indigenous Groups” means, together with the Inuit and the Métis, aboriginal peoples of Canada within the meaning section 35(2) of the Constitution Act, 1982, and “Indigenous Group” means a recognized group of aboriginal peoples, including a band within the meaning of the Indian Act (Canada).

“Indigenous Group Contracts” has the meaning ascribed thereto in Section 3.1(r)(i);

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to the BCBCA in a form acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably);

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations enacted thereunder;

“Investment Canada Act Approval” means, with respect to the transactions contemplated by this Agreement, the following: (i) the Purchaser (or its Subsidiary) shall have received written evidence from the Minister under the Investment Canada Act that the Minister is satisfied or deemed to have been satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada in accordance with Section 21 of the Investment Canada Act; and (ii) the Minister has not sent to the Purchaser (or to its Subsidiary) a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by this Agreement or, if such a notice has been sent or such an order has been made, the Purchaser (or its Subsidiary) has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by this Agreement on grounds of national security will not be made, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by this Agreement or (C) an order under paragraph 25.4(1)(b) authorizing the transactions contemplated by this Agreement on terms and conditions that are acceptable to the Purchaser;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary or deemed advisable by the Purchaser, acting reasonably, to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, including but not limited to (i) in relation to Company, the grant of the Interim Order and the Final Order, (ii) in relation to the Purchaser, a waiver of ASX Listing Rule 7.1 and TSX approval; and (iii) the Required Regulatory Approvals;

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws and Australian Securities Laws;

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“Leased Real Property” has the meaning ascribed thereto in Section 3.1(cc)(ii);

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-Up Shareholders” means certain directors and senior officers of the Company who have entered into Voting Agreements;

“Maximum Cash Consideration” has the meaning specified in Section 3.3(a) of the Plan of Arrangement;

“Maximum Share Consideration” has the meaning specified in Section 3.4(a) of the Plan of Arrangement;

“Minister” has the meaning ascribed thereto at Section 3 of the Investment Canada Act;

“misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions;

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE” means the New York Stock Exchange;

“Opinion” has the meaning ascribed thereto in Section 3.1(kk)(i);

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Outside Date” means July 31, 2022, or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company, the Purchaser, and Acquireco and “Party” means any one of them, as the context requires;

“Person” includes an individual, partnership, trust, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

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“PNGX” means PNGX Markets Limited;

“PRC Competition Clearance” means, if required in respect of the transactions contemplated by this Agreement, approval by SAMR pursuant to the AML, SAMR having either: (i) declined jurisdiction over the transactions contemplated by this Agreement; (ii) granted clearance explicitly and unconditionally in respect of the transactions contemplated by this Agreement; or (iii) any applicable waiting periods in respect of the review of the transactions contemplated by this Agreement by SAMR under the AML shall have expired;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.9(a);

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Public Official” has the meaning ascribed thereto in Section 3.1(gg);

“Purchaser Board” means the board of directors of the Purchaser as the same is constituted from time to time;

“Purchaser Disclosure Schedule” means the disclosure schedule delivered by the Purchaser to the Company on the date hereof;

“Purchaser Material Adverse Effect” means any event, change, occurrence, effect, development, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, developments, states of facts or circumstances (i) is, or would reasonably be expected to be, material and adverse to the business, assets, properties, affairs, projects (including the development thereof), operations, condition (financial or otherwise), results of operations or liabilities (contingent or otherwise and whether contractual or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of any of the Arrangement and the other transactions contemplated by this Agreement; except, in the case of clause (i) above, any such event, change, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the mining industry;

(b)	any change in the price of gold;

(c)	any change, development or condition in global, national or regional political conditions (including any protest, riot, facility takeover for emergency purposes, outbreak of hostilities or war or acts of espionage, sabotage or terrorism or any escalation or worsening of the foregoing) or any earthquake, flood, forest fire or other natural disaster;

(d)	any pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any COVID-19 Measures;

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(e)	any change in general economic, business, banking, regulatory, political or market conditions or in financial, credit, currency, commodities or securities markets in Australia, Canada, the United States or globally;

(f)	any change in applicable generally acceptable accounting principles, including IFRS, after the date of this Agreement;

(g)	changes, developments or conditions in or relating to currency exchange, interest or inflation rates

(h)	any adoption, proposal, implementation or change in applicable Laws after the date of this Agreement or in any interpretation, application or non-application of any applicable Laws by any Governmental Entity

(i)	the execution, announcement and pendency of this Agreement or the consummation of the transactions contemplated hereby (provided, that this clause (i) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(j)	any actions or inactions expressly required by this Agreement or Law or that are taken (or omitted to be taken) at the request, or with the prior written consent, of the Company;

(k)	any failure, in and of itself, by the Purchaser to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (provided, however, that the facts or circumstances underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred); or

(l)	any change in the market price or trading volume of any securities of the Purchaser (it being understood that the facts or circumstances underlying such changes in market price or trading volume may be taken into account, to the extent permitted by this Agreement, in determining whether a Purchaser Material Adverse Effect has occurred);

provided, however, that (i) any such event, change, occurrence, effect, development, state of facts or circumstances referred to in paragraphs (a) and (c) to and including (h) above shall not apply to the extent that any such event, change, occurrence, effect, development, state of facts or circumstances disproportionately adversely affects the Purchaser and its Subsidiaries, taken as a whole, compared to other companies operating in the gold sector; and (ii) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Material Properties” means the Cadia Valley operations in New South Wales, Australia, the Lihir operations in Papua New Guinea, the Wafi-Golpu property in Papua New Guinea and the Red Chris property in British Columbia, Canada;

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“Purchaser Material Subsidiaries” means Cadia Holdings Pty Limited, Lihir Gold Limited, Newcrest PNG 2 Limited and Newcrest Red Chris Mining Limited;

“Purchaser Mineral Rights” has the meaning ascribed to such term in Section 4.1(v);

“Purchaser Permitted Liens” means, in respect of the Purchaser or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes or charges for electricity, gas, power, water and other utilities not at the time due and payable or otherwise contested in good faith or for which adequate reserves have been established;

(b)	restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements, or other registered agreements or instruments in favour of any Governmental Entity, easements, rights-of-way, servitudes, rental pool agreements or other similar rights in or with respect to the Purchaser Material Properties or Purchaser Mineral Rights granted to or reserved by other persons or properties, which individually or in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(c)	inchoate or statutory Liens or privileges imposed by Law such as contractors, subcontractors, carriers, warehousemen’s, mechanics, builder’s, workers, suppliers, and materialmen’s and others in respect of the construction, maintenance, repair or operation of real or personal property;

(d)	any security given to a public or private utility or other service provider or any other Governmental Entity when required by such utility or other Governmental Entity in connection with the operations of such person in the ordinary course of its business, but only to the extent relating to costs and expenses for which payment is not due;

(e)	municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(f)	any right reserved to or vested in any Governmental Entity by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Entity or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(g)	the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from any Governmental Entity of any owned, leased or licenced Purchaser Leased Real Property, Purchaser Material Properties or Purchaser Mineral Rights;

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(h)	any minor encroachments by any structure located on the Purchaser Material Properties or Purchaser Mineral Rights onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the Purchaser Material Properties or Purchaser Mineral Rights that do not materially adversely affect the use of the Purchaser Material Properties or Purchaser Mineral Rights or otherwise materially impair business operations at the affected properties;

(i)	such other immaterial imperfections or immaterial irregularities of title or Lien that, in each case, do not materially adversely affect the use of Purchaser Material Properties or Purchaser Mineral Rights or assets subject thereto or otherwise materially adversely impair business operations of such properties; and

(j)	purchase money liens and liens securing rental payments under capital lease arrangements;

“Purchaser Public Documents” means all forms, reports, schedules, statements and other documents which are publicly filed by the Purchaser on SEDAR pursuant to Canadian Securities Laws or which are publicly filed by the Purchaser pursuant to Australian Securities Laws, since January 1, 2020;

“Purchaser Shares” means the ordinary shares in the capital of the Purchaser;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the environment or within any building, structure, facility or fixture;

“Representatives” has the meaning ascribed thereto under Section 5.6(a);

“Required Approval” has the meaning ascribed thereto under Section 2.2(b);

“Required Regulatory Approvals” means Competition Act Clearance, Investment Canada Act Approval and the PRC Competition Clearance;

“Response Period” has the meaning ascribed thereto under Section 5.6(g)(v);

“Royalty Agreement” means a Contract creating any royalties, streaming interests, profit interests, net profits interests, overriding royalty interests or similar rights or other agreements providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any Company Mineral Rights;

“SAMR” means the State Administration for Market Regulation of the People’s Republic of China;

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

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“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and the SEC.

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, the U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Senior Facility” means the amended and restated credit agreement made as of August 9, 2021 between the Company, as borrower, the lenders from time to time parties thereto, The Bank of Nova Scotia, as administrative agent, The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC, as joint lead arrangers and joint bookrunners, and ING Capital LLC and SG Americas Securities, LLC, as co-syndication agents;

“Share Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

“Special Committee” means the special committee of independent directors of the Company Board;

“Statutory Plans” means statutory benefit plans which the Company and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance Laws;

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Superior Proposal” means a bona fide written Acquisition Proposal to acquire 100% of the outstanding Company Shares or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis made by an arm’s length third party after the date of this Agreement: (a) that did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and the Company; (b) that is as of the date that the Company provides a Superior Proposal Notice to the Purchaser, not subject to any financing condition and in respect of which adequate arrangements have been made in respect of any financing required to the satisfaction of the Company Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel); (c) that is, as of the date that the Company provides a Superior Proposal Notice to the Purchaser, not subject to a due diligence and/or access condition; (d) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; and (e) in respect of which the Company Board and the Special Committee determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.6(h));

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“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.6(g)(iii);

“Tax” or “Taxes” means (i) any taxes, duties, fees, premiums, assessments, imposts, levies and other like charges imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity; and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of any express or implied obligation to indemnify any other Person, as a result of being a transferee or successor in interest to any party, or as a result of any statute or otherwise (including, for greater certainty, under Sections 159 and 160 of the Tax Act);

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Terminating Party” has the meaning ascribed thereto in Section 7.2(b);

“Termination Notice” has the meaning ascribed thereto in Section 7.2(b);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.9;

“Trustee” means U.S. Bank National Association, in its capacity as trustee under the Indenture;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

“Voting Agreements” means the voting agreements dated the date hereof and made between the Purchaser, Acquireco and the Locked-Up Shareholders setting forth the terms and conditions on which the Locked-Up Shareholders have agreed to vote their Company Shares in favour of the Arrangement Resolution; and

“Voting Debt” has the meaning ascribed thereto in Section 3.1(i)(ii).

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1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time References

In this Agreement, unless otherwise expressly provided or unless the contrary intention appears, references to time are to local time in Vancouver, British Columbia.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in accordance with IFRS consistently applied.

1.8	Knowledge

In this Agreement, references to “the knowledge of the Company” means the actual knowledge of Jacques Perron (President and Chief Executive Officer), Patrick Godin (Vice President and Chief Operating Officer), Matthew Quinlan (Vice President and Chief Financial Officer), Greg Norton (Vice President, Environment and Regulatory Affairs), Vladimir Cvijetinovic (Vice President, Legal and Corporate Secretary) and Irene Bidinger (Vice President, Human Resources), in each case after reasonable enquiry within the Company and its subsidiaries and references to “the knowledge of the Purchaser” means the actual knowledge of Sandeep Biswas (Managing Director and Chief Executive Officer), Gerard Bond (Finance Director and Chief Financial Officer), Seil Song (Chief Development Officer), Maria Sanz Perez (Chief Legal, Risk and Compliance Officer and Company Secretary) and Phil Stephenson (Chief Operating Officer (Australia & Americas)), in each case after reasonable enquiry within the Purchaser and its subsidiaries.

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1.9	Statutes

In this Agreement, any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10	Capitalized Terms

Unless otherwise expressly provided therein, all capitalized terms used in any Schedule or in the Company Disclosure Schedule have the meanings ascribed to them in this Agreement.

1.11	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Form of Plan of Arrangement

Schedule B - Form of Arrangement Resolution

1.12	Disclosure Schedules

Each of the Company Disclosure Schedule and the Purchaser Disclosure Schedule, respectively and all information contained therein constitutes confidential information regarding the Company and the Purchaser, respectively and is subject to the terms and conditions of the Confidentiality Agreement.

Article 2
THE ARRANGEMENT

2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event no later than January 7, 2022, the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class or classes (as applicable) of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

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(b)	that the requisite approval (the “Required Approval”) for the Arrangement Resolution shall be 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting;

(c)	that the Company Meeting be held as a virtual-only shareholder meeting and that Company Shareholders who participate in the Company Meeting by such virtual means will be deemed to be present at the Company Meeting;

(d)	the virtual-only Company Meeting will be deemed to be held at the location of the Company’s registered office;

(e)	that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement without the need for additional approval of the Court;

(f)	that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting;

(g)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of the Company, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(h)	for the grant of the Dissent Rights to registered holders of Company Shares as set forth in the Plan of Arrangement;

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(j)	for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed;

(k)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive meeting materials and vote at the Company Meeting; and

(l)	that the deadline for the submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the Company Meeting, subject to waiver by the Company in accordance with the terms of this Agreement.

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2.3	Company Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.3(b)) receipt of the Interim Order, the Company shall:

(a)	convene and conduct the Company Meeting in accordance with its constating documents, the Interim Order and applicable Laws, as soon as reasonably practicable, and in any event on or before February 11, 2022;

(b)	in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting and give notice to the Purchaser of the Company Meeting;

(c)	allow the Purchaser’s representatives and legal counsel to attend the Company Meeting (including by virtual means);

(d)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the Purchaser’s prior written consent, except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law, by a Governmental Entity or by a valid Company Shareholder action (which action is not solicited or proposed by the Company or the Company Board); or

(ii)	as expressly permitted under Section 5.6(k);

(iii)	for adjournments of not more than ten (10) Business Days in the aggregate for purposes of attempting to solicit proxies to obtain the Required Approval of the Arrangement Resolution; or

(e)	unless the Company Board has made the Company Change in Recommendation in accordance with the applicable provisions of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser and at the expense of the Purchaser, using the services of proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(f)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm engaged by the Company, as reasonably requested from time to time by the Purchaser;

(g)	promptly advise the Purchaser as frequently as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(h)	promptly advise the Purchaser of any written or oral communication from any significant Company Shareholder, which for greater certainty will include the top 20 Company Shareholders, in opposition to the Arrangement, written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

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(i)	provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights and not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(j)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Interim Order, or with the Purchaser’s written consent;

(k)	not without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by Company Shareholders for the Company Meeting; and

(l)	at the reasonable request of the Purchaser from time to time and subject to the requirements of applicable Laws, promptly provide the Purchaser with a list (in both written and electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares; (ii) the names and addresses (to the extent in the Company’s possession or otherwise reasonably obtainable by the Company) and holdings of all Persons having rights issued by the Company to acquire Company Shares (including the holders of Company Options, Company RSUs, Company PSUs, Company DSUs and Convertible Notes); and (iii) participants in book-based systems and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. The Company shall from time to time request that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request, including for the purpose of determining the residency within the United States of holders and beneficial owners of Company Shares.

2.4	Company Circular

(a)	Subject to the Purchaser’s compliance with Section 2.4(d), the Company shall (i) as promptly as reasonably practicable following execution of this Agreement, prepare the Company Circular together with any other documents required by applicable Laws in connection with the Company Meeting and (ii) as promptly as reasonably practicable after obtaining the Interim Order, file the Company Circular in all jurisdictions where the same is required to be filed and mail the Company Circular to each Company Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case, using commercially reasonable efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

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(b)	On the date of mailing thereof, the Company shall ensure that the Company Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting, and, without limiting the generality of the foregoing, shall ensure that the Company Circular does not contain any misrepresentation (except that the Company shall not be responsible for any information included in the Company Circular relating to the Purchaser and its affiliates that was provided by the Purchaser expressly for inclusion in the Company Circular pursuant to Section 2.4(d) in the form in which it was provided for inclusion).

(c)	The Company Circular shall: (i) state that the Company Board and the Special Committee have received, and include a copy of, the Opinions (which in the case of the Opinion from the Special Committee’s financial advisor will include a summary of the methodology, information and analysis underlying such Opinion); (ii) state that the Company Board and the Special Committee have evaluated the Arrangement with the Company’s management and legal and financial advisors, and that the Company Board and the Special Committee have unanimously determined that the Arrangement is fair to the Company Shareholders and that the Arrangement is in the best interests of the Company; (iii) contain the unanimous recommendation of the Company Board to the Company Shareholders that they vote in favour of the Arrangement Resolution (the “Company Board Recommendation”); (iv) include statements that each of the Locked-Up Shareholders has signed a Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution and against any resolutions submitted by any Company Shareholder that is inconsistent with the Arrangement; (v) include information on how Company Shareholders and proxyholders can vote electronically at the Company Meeting and any limitations on the ability to ask questions and (vi) include all information that, in the reasonable judgment of the Parties and their legal counsel, is required to allow the Parties to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

(d)	The Purchaser shall provide the Company, on a timely basis, with all information regarding the Purchaser and its affiliates as required by applicable Laws for inclusion in the Company Circular or in any amendments or supplements to the Company Circular. The Purchaser shall ensure that such information does not include any misrepresentation concerning the Purchaser or its affiliates. Each of the Company and the Purchaser shall also use its commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(e)	The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and related documents prior to the Company Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel, provided that all information relating solely to the Purchaser and its affiliates included in the Company Circular shall be in form and content approved in writing by the Purchaser, acting reasonably and for greater certainty the Company Circular shall not be printed or filed with any Governmental Entity without such consent. The Company shall provide the Purchaser with final copies of the Company Circular prior to the mailing to the Company Shareholders.

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(f)	The Purchaser shall indemnify and save harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company or any of its Representatives may be subject or which the Company or any of its Representatives may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Company Circular that was furnished by the Purchaser, its affiliates and their respective Representatives acting on their behalf, in writing, for inclusion in the Company Circular and such information was accurately reflected in the Company Circular by the Company.

(g)	The Company and the Purchaser shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Company Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Final Order

If: (a) the Interim Order is obtained; and (b) the Required Approval of the Arrangement Resolution is obtained at the Company Meeting by the Company Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Company Shareholder Approval is obtained.

2.6	U.S. Securities Law Matters

The Parties agree that the Arrangement shall be carried out with the intention that, and shall use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement shall be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement shall be subject to the approval of the Court;

(b)	prior to the issuance of the Interim Order, the Court shall be advised of the intention of the Purchaser and the Company to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares to Company Shareholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

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(c)	prior to the issuance of the Interim Order, the Company shall file with the Court a draft copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

(d)	the Court shall be advised prior to the hearing in respect of the Final Order that its approval of the Arrangement shall be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Consideration Shares pursuant to the Arrangement;

(e)	the Company shall ensure that each Company Shareholder and any other Person entitled to receive Consideration Shares pursuant to the Arrangement shall be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Consideration Shares pursuant to the Arrangement;

(g)	the Company shall request that the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis for reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser, pursuant to the Plan of Arrangement;”

(h)	the Interim Order will specify that each Person entitled to receive the Consideration Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)	each Person entitled to receive Consideration Shares shall be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and shall be issued by the Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and that certain restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to holders that are (or have been in the 90 days immediately prior to the issuance of the Consideration Shares) affiliates (as defined in Rule 405 of the U.S. Securities Act) of the Purchaser.

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2.7	Court Proceedings

Subject to the terms of this Agreement, the Purchaser shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by the Purchaser or Acquireco in connection therewith. The Company shall provide the Purchaser’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require the Purchaser to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Purchaser’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to the Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions with reasonably sufficient time prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

2.8	Arrangement and Effective Date

(a)	The Parties shall take all steps required to give effect to the Arrangement within three (3) Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions, to the extent they may be waived, on the Effective Date) or on such other date as may agreed upon by the Parties in writing, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(b)	The closing of the Arrangement will take place remotely by exchange of documents and signatures (or their electronic counterparts).

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2.9	Payment of Consideration

No later than the Business Day prior to the Effective Date, (A) the Purchaser will deposit sufficient Purchaser Shares to satisfy the aggregate Share Consideration payable pursuant to the Plan of Arrangement to the Company Shareholders, subject to the Maximum Share Consideration; and (B) Acquireco will deposit sufficient funds to satisfy the aggregate Cash Consideration payable pursuant to the Plan of Arrangement, subject to the Maximum Cash Consideration, in each case into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably).

2.10	Announcement and Shareholder Communications

The Purchaser and the Company shall mutually agree on the form of initial press release to be issued by each of them with respect to this Agreement as soon as practicable after its due execution. Except as required by Law, the Purchaser and the Company agree to cooperate in the preparation of presentations, if any, to the Company Shareholders regarding the transactions contemplated by this Agreement. Prior to the Effective Time, each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof, shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall consider to incorporate the comments of the other Party in good faith; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Canadian Securities Laws, TSX listing rules, ASX listing rules, U.S. Securities Laws and NYSE rules and regulations, and if such disclosure or filing is required and the other Party has not reviewed, commented on or consented to the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements to the extent relating to this Agreement or the Arrangement, are consistent with and limited in content to that contained in the most recent press releases, public disclosures or public statements made by the Parties with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, the provisions of this Section 2.10 will not apply with respect to filings in connection with the Company Circular, the Interim Order or the Final Order or with respect to any disclosure under Section 5.6, each of which is governed by other Sections of this Agreement.

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2.11	Withholding Taxes

The Purchaser, the Company, Acquireco and the Depositary, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts otherwise payable or otherwise deliverable to any of the Company Shareholders, the holders of Company Options, Company RSUs, Company PSUs or Company DSUs or any other Person under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company, Acquireco or the Depositary, as applicable, determines are required to be deducted or withheld from such consideration or other amount payable under any provision of any Law in respect of Taxes. Any such amounts will be deducted and withheld from the Consideration or such other amount payable pursuant to the Plan of Arrangement, remitted to the relevant Governmental Entity, and treated for all purposes under this Agreement as having been paid to the Company Shareholders, the holders of Company Options, Company RSUs, Company PSUs or Company DSUs or any other Person in respect of which such deduction, withholding and remittance was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any amounts payable or otherwise deliverable to a Person under the Plan of Arrangement exceeds any amount of cash otherwise payable to such Person, the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable pursuant to the Plan of Arrangement to such Person as is necessary to provide sufficient funds to the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker, and (z) other reasonable costs and expenses).

2.12	Guarantee of the Purchaser

The Purchaser hereby (a) unconditionally, absolutely and irrevocably guarantees in favour of the Company the due and punctual performance by Acquireco of each and every of Acquireco’s covenants, obligations and undertakings under this Agreement and the Plan of Arrangement, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full; and (b) agrees to be jointly and severally liable with Acquireco for the truth, accuracy and completeness of all of Acquireco’s representations and warranties hereunder. The Purchaser hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of Acquireco’s liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of the Purchaser’s guarantee. The Purchaser hereby agrees that the Company shall not have to proceed first against Acquireco in respect of any such matter before exercising its rights under this guarantee against the Purchaser and the Purchaser agrees to be jointly and severally liable with Acquireco for all guaranteed obligations as if it were the principal obligor of such obligations. The Purchaser acknowledges that the Company is relying on this Section 2.12 in entering into this Agreement.

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2.13	Adjustments to Consideration

(a)	If, between the date of this Agreement and the Effective Time, the Company sets a record date, or otherwise declares, sets aside or pays any dividend or distribution, then: (a) to the extent that the amount of such dividends or distributions per Company Share does not exceed the Consideration, the Consideration shall be reduced by the per Company Share amount of such dividends or distributions; and (b) to the extent that the amount of such dividends or distributions per Company Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of Acquireco or another Person designated by Acquireco or the Purchaser.

(b)	If, on or after the date of this Agreement, the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any split, consolidation or stock dividend of the issued and outstanding Consideration Shares or if the Purchaser shall have made an extraordinary dividend or distribution or similar event, then the Share Consideration to be paid per Share shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and this Plan of Arrangement prior to such action and as so adjusted. For greater certainty, dividends issued by the Purchaser in the ordinary course in accordance with its dividend policy shall not be considered an extraordinary dividend.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as (i) set forth in the Company Disclosure Schedule, or (ii) disclosed in the Company Public Documents (other than risk factor, forward-looking statement and technical report disclosure in Company Public Documents), the Company hereby represents and warrants to the Purchaser and Acquireco the representations and warranties set forth in this Section 3.1 as of the date hereof and as of the Effective Date and acknowledges that the Purchaser and Acquireco are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)	Organization.

(i)	The Company is duly organized and validly existing under the BCBCA and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and in good standing in each jurisdiction where such qualification or licensing is necessary.

(ii)	The Company has delivered to the Purchaser complete and correct copies of the articles of the Company as presently in effect. The Company has made available to the Purchaser true, complete and correct copies of the minutes of, and resolutions approved and adopted at, all meetings of the Company Board, held since January 1, 2017, for which minutes or resolutions have been prepared.

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(b)	Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and, subject to obtaining the Company Shareholder Approval in the manner required by the Interim Order and approval of the Court, to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by the Company of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the Company Board, and no other corporate proceeding on the part of the Company is necessary in connection therewith, other than obtaining the approval by the Company Board of the Company Circular and the Company Shareholder Approval in the manner required by the Interim Order and Law and approval by the Court. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Purchaser and Acquireco, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	Board Approvals. The Company Board, at a meeting duly called and held, evaluated the Arrangement with the Company’s management and legal and financial advisors, and following the receipt and review of a unanimous recommendation from the Special Committee that the Arrangement is in the best interests of the Company, has unanimously (i) determined that the Arrangement is in the best interests of the Company and fair, from a financial point of view, to the Company Shareholders; (ii) approved this Agreement, the Arrangement and the other transactions contemplated by this Agreement in all respects; (iii) made the Company Board Recommendation; and (iv) directed that the approval of the Arrangement Resolution be submitted for the consideration of the Company Shareholders at the Company Meeting. As of the date hereof, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

(d)	Consents and Approvals; No Violations. The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the notice of articles, articles or other constating documents of the Company or any of its Subsidiaries;

(B)	any Company Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(C)	any Law to which the Company or any of its Subsidiaries is subject or by which the Company or any of its Subsidiaries is bound.

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(ii)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any material right or material obligation or the loss of any material benefit to which the Company is entitled, under any Company Material Contract or Authorization to which the Company or any of its Subsidiaries is a party.

(e)	Required Approvals. Other than the Key Regulatory Approvals, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries for the consummation by the Company of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Company to consummate the Arrangement.

(f)	Subsidiaries.

(i)	All of the Company’s Subsidiaries or interests (whether registered or beneficial) in any Person are set forth in Section 3.1(f)(i) of the Company Disclosure Schedule. The following information with respect to each Subsidiary of the Company is accurately set out in Section 3.1(f)(i) of the Company Disclosure Schedule: (A) its name; (B) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (C) its jurisdiction of incorporation, organization or formation. The Company does not otherwise own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any business.

(ii)	Each Subsidiary of the Company is duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Each Subsidiary of the Company is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification necessary.

(iii)	The Company is, directly or indirectly, the registered and beneficial owner of all of the issued and outstanding securities of each Company Subsidiary, free and clear of all Liens (other than Company Permitted Liens), and all such securities have been duly and validly authorized and issued, are fully paid, and if the Subsidiary is a corporation, are non-assessable. No such securities have been issued in violation of any Law or pre-emptive or similar rights.

(iv)	True and complete copies of the constating documents of each of the Company’s Subsidiaries have been made available to the Purchaser or its Representatives, and no action has been taken to amend or supersede such documents.

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(g)	Compliance with Laws and Constating Documents.

(i)	Except as would not, individually or in the aggregate, have had or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied with all applicable Laws. No notice, charge, claim or action has been received by the Company or any of its Subsidiaries or has been filed, commenced or, to the knowledge of the Company, brought, initiated or threatened against the Company or any of its Subsidiaries alleging any violation of any such Laws.

(ii)	None of the Company or any of its Subsidiaries is in conflict with, or in default under or in violation of its notice of articles or articles or equivalent organizational documents.

(h)	Authorizations. The Company and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries in compliance in all material respects with all applicable Laws. All such Authorizations are in full force and effect in accordance with their terms, and the Company and its Subsidiaries have in all material respects since January 1, 2017 complied with, and are in compliance with, all material Authorizations; there is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened, regarding any material Authorization; and none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective officers or directors has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations and all such material Authorizations continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of the Company, no Person other than the Company or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorizations, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i)	Capitalization

(i)	The authorized capital of the Company consists of an unlimited number of Company Shares. As of the close of business on the Business Day prior to the date of this Agreement, there were (A) 187,898,059 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) outstanding Company Options providing for the issuance of up to 432,415 Company Shares upon the exercise thereof; (C) 602,063 Company RSUs outstanding; (D) 238,868 Company PSUs outstanding; and (E) 391,327 Company DSUs outstanding. All outstanding Company Shares have been, and all Company Shares issuable upon the exercise, vesting or conversion of rights under Company Options, Company RSUs, and Company PSUs in accordance with their terms, will be duly authorized in accordance with the respective terms thereof, validly issued, fully paid and non-assessable.

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(ii)	There is no indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any of its Subsidiaries issued and outstanding, other than the Convertible Notes which are convertible into Company Shares prior to closing of the transactions contemplated herein but otherwise hold no voting rights prior to conversion.

(iii)	Except for the Convertible Notes, Company Options, Company RSUs, Company PSUs and Company DSUs referred to in Section 3.1(i)(i), (A) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted share awards, restricted share unit awards, agreements, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock of, or other equity interests in, the Company or any of its Subsidiaries obligating the Company or such Subsidiary to issue, transfer, register or sell or cause to be issued, transferred, registered or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or such Subsidiary or securities convertible into or exchangeable for such shares or equity interests or other securities; (B) there are no outstanding agreements, arrangements, understandings or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of a Subsidiary or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries (including shareholder or voting trust agreements); (C) there are no outstanding agreements or binding commitments of the Company or any of its Subsidiaries requiring it to provide any amount of funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any Person; and (D) there are no outstanding or authorized share appreciation, phantom share, restricted share units, performance-based awards, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(iv)	Section 3.1(i)(iv) of the Company Disclosure Schedule sets forth, with respect to each Company Option, Company RSUs, Company PSUs and Company DSUs outstanding as of the close of business on the Business Day prior to the date of this Agreement, (A) the holder of each Company Option, Company RSUs, Company PSUs and Company DSUs; (B) the number of Company Shares issuable therefor; (C) the purchase price payable therefor upon the exercise of each such Company Option, Company RSUs, Company PSUs and Company DSUs; and (D) the date on which such Company Option, Company RSUs, Company PSUs and Company DSUs was granted. All Company Options have been granted solely to employees, officers, consultants (who are individuals) or directors of the Company or its Subsidiaries. The exercise price of each Company Option is not (and is not deemed to be) less than the fair market value of the Company Share as of the date of grant of such Company Option. All grants of Company Options, Company RSUs, Company PSUs and Company DSUs were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws. No Company Option is held by or on behalf of any U.S. Person (as defined in Rule 902(k) promulgated under the U.S. Securities Act).

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(v)	The Company Option Plan and the issuances of Company Shares under such plan and the Company RSUs, Company PSUs and Company DSUs have been recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(j)	Reporting Issuer Status and Stock Exchange Compliance.

(i)	As of the date hereof, the Company is a reporting issuer not in default (or the equivalent) under Canadian Securities Laws in each of the provinces and territories of Canada. There is no Order delisting, suspending or ceasing trading of any securities of the Company. The Company Shares are listed and posted for trading on the TSX and NYSE, and none of the Company nor any of its subsidiaries has taken any affirmative action to list the Company Shares on any market other than the TSX and NYSE, and the Company is in compliance, in all material respects, with the applicable rules and regulations of the TSX and NYSE.

(ii)	The Company has not taken any action to cease to be a reporting issuer in any jurisdiction nor has the Company received notification from the British Columbia Securities Commission or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, in each case seeking to revoke the Company’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(iii)	The Company is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws.

(k)	U.S. Securities Law Matters.

(i)	The Company is not required to be registered under the U.S. Investment Company Act of 1940, as amended.

(ii)	The Company is not, has not previously been and on the Effective Date will not be a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

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(iii)	The Company Shares are registered under Section 12(b) of the U.S. Exchange Act and the Company is in material compliance with its reporting obligations pursuant to Section 13(a) of the U.S. Exchange Act as a “foreign private issuer,” as defined by Rule 3b-4 of the U.S. Exchange Act. Other than the Company Shares, the Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act.

(l)	Reports. Since January 1, 2020, the Company has timely filed true and correct copies of the Company Public Documents that the Company is required to file under applicable Securities Laws with the Securities Authorities, the TSX or NYSE (including, as regards Canadian Securities Laws, “documents affecting the rights of security holders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) and has paid all applicable fees when due under the applicable Securities Laws. The Company Public Documents, at the time filed or, if amended, as of the date of such amendment, did not contain any misrepresentation and complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Securities Authority, the TSX and NYSE. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished, as applicable, to any Securities Authority.

(m)	Comments, Review, Audits, Etc. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Public Documents and, to the knowledge of the Company, neither the Company nor any of the Company Public Documents is the subject of an ongoing audit, review, comment or investigation by the British Columbia Securities Commission, any other Securities Authority, the TSX or NYSE.

(n)	Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act with respect to the Company Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such Company Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of the Company or any of its Subsidiaries. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act.

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(o)	Financial Statements.

(i)	The audited consolidated financial statements for the Company as of and for each of the fiscal years ended on December 31, 2020 and December 31, 2019 (including any notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the condensed consolidated interim financial statements for the three and six months ended June 30, 2021 (including any notes or schedules thereto and related management’s discussion and analysis) have been, and all financial statements of the Company (including any notes or schedules thereto and related management’s discussion and analysis) which are included in the Company Public Documents in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), the consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements.

(ii)	Except as set forth in the financial statements described in Section 3.1(o)(i), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons that are required to be disclosed under IFRS.

(iii)	The management of the Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by such Canadian Securities Laws and is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

(iv)	The Company maintains internal control over financial reporting (as such term is defined in NI 52-109). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only with authorizations of management and directors of the Company and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of the Company, as of the date of this Agreement (x) there are no material weaknesses (as such term is defined in NI 52-109) in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

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(v)	None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(p)	Undisclosed Liabilities. Except for material liabilities and obligations (A) reflected or to the extent reserved against on the audited consolidated balance sheet of the Company as of December 31, 2020 or (B) incurred in the ordinary course of business consistent with past practice since December 31, 2020, or (C) disclosed in Section 3.1(p) of the Company Disclosure Schedule, neither the Company or any of its Subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS.

(q)	Environmental Matters.

(i)	The business of the Company, as carried on by the Company and its Subsidiaries, and the assets of the Company and its Subsidiaries, are (and has been carried on, as applicable) in compliance in all material respects with all applicable Environmental Laws, including possessing all material Authorizations required for operations under applicable Environmental Laws; and there are no facts, known after due inquiry by the Company, that could give rise to a notice of material non-compliance with any Environmental Laws;

(ii)	There are no material Environmental Liabilities in respect of the Company Properties, Company Surface Rights or Company Mineral Rights other than as disclosed in the Financial Statements or addressed pursuant to the mine closure plan for the Brucejack Mine filed with the Ministry of Energy, Mines and Low Carbon Innovation as of the date hereof. The Company and its Subsidiaries have not received notice of and are not subject to any pending or, to the knowledge of the Company, threatened claim for material Environmental Liabilities by any Person; and there are no facts, known after due inquiry by the Company, that could give rise to a material claim of any Environmental Liability, except as disclosed in Section 3.1(q)(ii) of the Company Disclosure Schedule;

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(iii)	None of the Company Property, Company Surface Rights and Company Mineral Rights are located within or, to the knowledge of the Company, adjacent to an area that has been determined to be an environmentally sensitive area or a wetlands area by any Governmental Entity;

(iv)	Neither the Company nor any of its Subsidiaries has been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for material non-compliance with any Environmental Laws, and no such Person has settled any prosecution or other proceeding short of conviction in connection therewith;

(v)	Section 3.1(q)(v) of the Company Disclosure Schedule contains a complete list of all material environmental Authorizations used in or required to carry on the business of the Company and its Subsidiaries in its usual and ordinary course and such Authorizations are in full force and effect, and the Company is not in default or breach of any environmental Authorizations in any material respect, and no proceeding is pending or, to the Company’s knowledge, threatened and no grounds exist to revoke or limit any environmental Authorization;

(vi)	Neither the Company and its Subsidiaries nor to the knowledge of the Company, any of their predecessors in title has (A) used any Company Properties, Company Surface Rights or Company Mineral Rights, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance in all material respects with all Environmental Laws or (B) caused or permitted the Release of any Hazardous Substance at, on or under the Company Properties, Company Surface Rights or Company Mineral Rights, or the Release of any Hazardous Substance off-site of the Company Properties, Company Surface Rights or Company Mineral Rights, except in compliance in all material respects with Environmental Laws. None of the Company Properties, Company Surface Rights or Company Mineral Rights is now, or to the knowledge of the Company, has been used for or been designated as a waste disposal site;

(vii)	To the knowledge of the Company, there are no conditions that directly or indirectly relate to environmental matters or to the condition of the soil or the groundwater that would adversely affect the Company and its Subsidiaries in a material manner (whether at, on or below the Company Properties, Company Surface Rights or Company Mineral Rights or any adjoining properties); and

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(viii)	The Company has provided the Purchaser with copies of all material analyses and monitoring data for soil, groundwater and surface water and all reports pertaining to any environmental assessments or audits relating to the Company that were obtained by, or are in the possession or control of, the Company and its Subsidiaries and they are disclosed in Section 3.1(q)(viii) of the Company Disclosure Schedule.

(r)	Indigenous Matters.

(i)	Section 3.1(r)(i) of the Company Disclosure Schedule sets out a list of all impact benefit agreements or similar Contracts with Indigenous Groups to which any of the Company and its Subsidiaries is a party (“Indigenous Group Contracts”). Other than the Indigenous Group Contracts, neither the Company and its Subsidiaries nor any Person acting on behalf of the Company and its Subsidiaries is currently in discussions or negotiations with any Indigenous Group with respect to entering into a new Indigenous Group Contract or terminating, amending, modifying or supplementing any Indigenous Group Contract. The Company has made available to the Purchaser true and complete copies of all Indigenous Group Contracts. Neither the Company nor any of its Subsidiaries is in material default under any Indigenous Group Contract. Each Indigenous Group Contract is in full force and effect, and the Company and its Subsidiaries are entitled to the benefit of each such Indigenous Group Contract in accordance with its terms.

(ii)	No authorized legal representative of any community (including any Indigenous Group) in the vicinity of Company Properties, Company Surface Rights or Company Mineral Rights has notified in writing the Company or any of its Subsidiaries of a requirement that (i) the consent of such community be obtained as a condition to continued occupation or use by the Company and its Subsidiaries of any Company Properties, Company Surface Rights or Company Mineral Rights or (ii) payments are owing as a condition to the continued occupation or use of any Company Properties, Company Surface Rights or Company Mineral Rights. No dispute exists or, to the knowledge of the Company, is threatened between a community group (including an Indigenous Group) and the Company or any of its Subsidiaries with respect to the Company Properties, Company Surface Rights or Company Mineral Rights.

(s)	Employment Matters.

(i)	Section 3.1(s)(i) of the Company Disclosure Schedule sets forth as of the date hereof a complete and accurate list of the employees and independent contractors of the Company and its Subsidiaries, together with their titles, and current wages, salaries or hourly rate of pay, benefits and bonus (whether monetary or otherwise).

(ii)	The Company has provided or made available to the Purchaser current and complete copies of all written employment or independent contractor Contracts to which an officer or other member of senior management of the Company or a Subsidiary thereof is a party or otherwise bound. There are no oral employment or independent contractor Contracts.

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(iii)	Except as set forth in the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (whether alone or in conjunction with any other event, such as a termination of employment) (A) result in any payment (including bonus, change of control payment, retention, retirement, severance or other benefit) becoming due or payable to any employees, including under any Company Benefit Plan, (B) accelerate or increase the salary, compensation (in any form) or benefits otherwise payable to any director, officer, employee, consultant or contractor of the Company or any of its Subsidiaries, including under any Company Benefit Plan, (C) entitle the recipient of any payment or benefit to receive any “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit payments, or (D) result in the triggering or imposition of any restrictions or limitations on the rights of the Company to amend or terminate any Company Benefit Plan.

(iv)	None of the Company or any of its Subsidiaries (A) is a party to any collective bargaining agreement with respect to any employees of the Company or any of its Subsidiaries or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Company or any of its Subsidiaries by way of certification, interim certification, voluntary recognition or succession rights. There is no labour strike, dispute, work slowdown or stoppage, picketing, hand-billing or boycotts pending or involving, or to the knowledge of the Company threatened against the Company or any of its Subsidiaries and no such event has occurred within the last three (3) years.

(v)	To the knowledge of the Company, no trade union has applied to have the Company or any of its Subsidiaries declared a common or related employer or successor employer pursuant to the Labour Relations Code (British Columbia) or any similar legislation in any jurisdiction in which the Company or any of its Subsidiaries carries on business.

(vi)	None of the Company or any of its Subsidiaries is subject to any material current, pending or, to the knowledge of the Company, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal, discrimination or retaliation, or any other tort claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labour.

(vii)	The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, immigration, Tax withholding, labour relations, and wage and hour Laws, including pay equity, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any court, Governmental Entity, board or tribunal with respect to any of the areas listed herein, material to the Company and its Subsidiaries taken as a whole.

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(viii)	The Company has made available to the Purchaser for review all material inspection reports, workplace audits or written equivalent, made under any occupational health and safety legislation which relate to the Company or any of its Subsidiaries for 2021. The Company will make available to the Purchaser for review all such material reports and audits or written equivalent for 2020 and 2019 within a reasonable period of time following the date of this Agreement. There are no outstanding inspection Orders or written equivalent made under any occupational health and safety legislation that relate to the Company or any of its Subsidiaries. There have been no fatal or critical accidents in the last three (3) years.

(t)	Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement, since December 31, 2020 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice and (ii) the Company has not suffered a Company Material Adverse Effect.

(u)	Litigation; Orders. There is no suit, claim, action, charge, investigation, inquiry, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending or, to the knowledge of the Company, threatened against or naming as a party thereto the Company, any of its Subsidiaries or any of their respective property or assets or any of their respective current or former directors, officers or employees (in their capacities as such) that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (ii) could be or is being prosecuted as a criminal offence, or (iii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate, to impair, in any material respect, the ability of the Company to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. No Order is outstanding against the Company, any of its Subsidiaries or any of their respective properties or assets that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, or (ii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate to impair, in any material respect, the ability of the Company to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. As of the date hereof, the Company and its Subsidiaries do not have any material suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending against any other Person.

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(v)	Taxes.

(i)	Each of the Company and its Subsidiaries has duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return other than extensions that are automatically granted.

(ii)	The Company and each of its Subsidiaries has paid all Taxes, including instalments required by applicable Law on account of Taxes for the current year, which are due and payable by it (whether or not assessed by the appropriate Governmental Entity), and the Company has provided adequate accruals in accordance with IFRS in the most recently published financial statements of the Company for any Taxes of the Company and each of its Subsidiaries that have not been paid with respect to the period covered by such financial statements whether or not shown as being due on any Tax Returns. No liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)	Each of the Company and its Subsidiaries has, in all material respects, duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has, in all material respects, duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iv)	Each of the Company and its Subsidiaries has duly and timely collected, in all material respects, all amounts on account of any sales, use or transfer Taxes, including without limitation goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has, in all material respects, duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(v)	There are no proceedings, investigations, audits or claims now pending against the Company or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes. Neither the Company nor any of its subsidiaries has granted a waiver to extend a reassessment period that is still in force.

(vi)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	The Company has at all times during its existence been resident in Canada and has never been resident in any other country;

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(B)	Each of its Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed, and has never been resident in any other country; and

(C)	Neither the Company nor any of its Subsidiaries has, or had, a permanent establishment in a country other than its country of residence.

(vii)	Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a Tax Return on a consolidated, affiliated, unitary, or similar basis, or is party to, or otherwise bound by or subject to, any Tax sharing, allocation, indemnification or similar agreement or arrangement. Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person by reason of contract, transferee liability or otherwise.

(viii)	The resource tax pools and non-capital loss balances of the Company and its Subsidiaries for the purposes of the provincial mining tax and the Tax Act are as listed in Section 3.1(v)(viii) of the Company Disclosure Schedule.

(ix)	There are no Liens for Taxes upon any properties or assets of the Company or any of its Subsidiaries (other than Company Permitted Liens).

(x)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any debt forgiveness, cancellation of debt or seizure or surrender of property provisions of any Law in respect of Taxes to the Company nor any of its Subsidiaries, including, for greater certainty, under sections 79, 79.1, 80 and 80.01 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(xi)	The Company and its Subsidiaries are not liable for the Taxes of any other Person, including for greater certainty, under sections 159 and 160 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(w)	Books and Records. The corporate, financial and accounting records and minute books of the Company and its material Subsidiaries are currently maintained in accordance, in all material respects, with applicable Laws and are complete and accurate in all material respects. All of the Company and its Subsidiaries’ corporate records are in the possession of the Company or its Representatives.

(x)	Insurance. The Company and its Subsidiaries have in place reasonable and prudent insurance policies appropriate for the size and nature of their respective activities and businesses with reputable insurance companies. Section 3.1(x) of the Company Disclosure Schedule lists all material insurance policies maintained by or on behalf of the Company and its Subsidiaries as of the date of this Agreement and all required disclosures under the policies have been made and are up to date. All such policies are in full force and effect and will not terminate by virtue of the transactions contemplated hereby nor has any notice of early cancellation been received or threatened, all premiums due thereon have been paid by the Company or one of its Subsidiaries, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. There is no material claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements.

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(y)	Non-Arm’s Length Transactions. Other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or holder of record or beneficial owner of 10% or more of the Company Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with the Company or any of its Subsidiaries.

(z)	Benefit Plans.

(i)	Section 3.1(z)(i) of the Company Disclosure Schedule contains a true and complete list of all material Company Benefit Plans and, in respect of each of the Company Benefit Plans, where applicable, the Company has provided or made available to the Purchaser current and complete copies of (A) the plan document(s), including award agreements of officers of the Company, as amended through the date of this Agreement, or a written summary of any unwritten Company Benefit Plan, (B) summaries of any material modification required under applicable Law, (C) copies of the three most three recent actuarial valuation and three most recent financial statements, whether or not filed with any Governmental Entity, evidence of registration with Governmental Entities, and copies of all annual filings required to be made to Governmental Entities for the past three years (D) material contracts including trust agreements, funding and investment management agreements, insurance contracts, and administrative services agreements, and (E) any non-routine correspondence in respect of the Company Benefit Plans within the past three years with any other Governmental Entity.

(ii)	All of the Company Benefit Plans, including any related trusts, are and have been established, registered, funded, qualified, maintained, invested, contributed to and administered in compliance, in all material respects, with all applicable Laws, the terms of each Company Benefit Plan, the terms of the documents that support such Company Benefit Plans, and the terms of agreements between the Company and its Subsidiaries, on the one hand, and current or former employee of the Company and its Subsidiaries who are members of, or beneficiaries under, the Company Benefit Plans, on the other hand. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status or tax-qualification of any such Company Benefit Plan under applicable Law. Neither the Company nor, to the knowledge of the Company, any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Company Benefit Plan.

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(iii)	All material obligations of the Company regarding the Company Benefit Plans have been satisfied and all material contributions, benefits, premiums or Taxes required to be remitted, made or paid by the Company by applicable Laws or under the terms of each Company Benefit Plan have been remitted, made or paid when or before due.

(iv)	All reports and filings with Governmental Entities required to be made by the Company or any Subsidiary in connection with each Company Benefit Plan, has been timely made, and all disclosures and notices required to be given to participants and beneficiaries in connection with each Company Benefit Plan have, in all material respects, been properly and timely made in accordance with applicable Laws and the terms of the Company Benefit Plans.

(v)	No Company Benefit Plan is subject to any pending investigation, examination, action, claim (including claims for Taxes, interest, penalties or fines) or any other proceeding initiated by any Person (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination, action, claim or other proceeding.

(vi)	Except as set forth in the Company Disclosure Schedule, none of the Company Benefit Plans: (A) provides for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees except as required by applicable Law in respect of a notice period for termination of employment; (B) is self-funded, self-insured or otherwise provides medical or other group health and welfare benefits other than through a contract of insurance; (C) is a “retirement compensation arrangement” as defined in and subject to Section 248(1) of the Tax Act; or (D) except for the Unfunded Liabilities (as defined below), has any actual or potential material unfunded liabilities (other than liabilities accruing after the Effective Date). Section 3.1(z)(vi) of the Company Disclosure Schedule lists any unfunded liabilities associated with any Company Benefit Plan (the “Unfunded Liabilities”), which Unfunded Liabilities are reflected in the Company’s financial statements in accordance with IFRS.

(vii)	No Company Benefit Plan is a pension plan, a multi-employer plan, or a multi-employer pension plan for purposes of applicable pension standards legislation, such as the Pension Benefits Standards Act (British Columbia) or any similar statute in Canada or a province thereof. No Company Benefit Plan is, and none of the Company Options, Company RSUs, Company PSUs and Company DSUs are, a “salary deferral arrangement”, as defined in and subject to Section 248(1) of the Tax Act. Each employee benefit plan that would have been a pension plan if provided to current or former employees of the Company or any Subsidiary as of the date hereof has been wound up and terminated in accordance with the terms of such plan, applicable Laws and any applicable collective bargaining agreement, and there are no residual obligations or liabilities in respect of such plan.

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(viii)	All data necessary to administer each Company Benefit Plan is in the possession of Company or its agents and is, in all material respects, in a form which is sufficient for the proper administration of such Company Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct in all material respects.

(aa)	Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement), other than Contracts or Orders that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(bb)	Material Contracts.

(i)	Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party, is in default in the performance, observance or fulfillment of any material obligations, covenants or conditions contained in any of the Company Material Contracts, and, to the knowledge of the Company, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

(ii)	Each of the Company Material Contracts is a valid and binding obligation of the Company or one of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, enforceable against the Company or such Subsidiary and, to the knowledge of the Company each other party thereto in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(iii)	Section 3.1(bb)(iii) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of the Company Material Contracts, which list indicates all such Company Material Contracts which require waivers, consents and approvals to complete the Arrangement. The Company has made available to the Purchaser a true, complete and correct copy (including any material amendment, modification, extension or renewal with respect thereto) of each Company Material Contract.

(cc)	Real Property and Personal Property.

(i)	The Company and its Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their respective material properties and assets, free and clear of all Liens, except for Company Permitted Liens. The Company and its Subsidiaries enjoys peaceful and undisturbed possession under all occupancy agreements for Leased Real Property.

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(ii)	Section 3.1(cc)(ii) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date of this Agreement of all real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement (whether written or otherwise)) by the Company or any of its Subsidiaries in connection with the operation of the Company’s or such Subsidiary’s business as it is now being conducted (collectively, including the improvements thereon, the “Leased Real Property”).

(iii)	There are no pending or, to the knowledge of the Company, threatened proceedings to take all or any material portion of the Leased Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof.

(iv)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any real property (or any material portion thereof or interest therein) or any of the material assets owned or, to the knowledge of the Company, leased or otherwise held, by the Company or its Subsidiaries, or any part thereof or material interest therein.

(v)	There are no disputes regarding boundaries, easements, covenants or other matters relating to any real property owned or, to the knowledge of the Company, leased by, the Company and its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(vi)	All required material consents and approvals have been obtained in respect of the development of any real property owned and, to the knowledge of the Company, leased or licenced, by the Company and its Subsidiaries and any alteration, extension or other improvement thereof.

(dd)	Interest in Properties and the Company Mineral Rights.

(i)	All of the Company’s:

(A)	licenses of occupation and other surface access rights and real property set forth in Section 3.1(dd)(i) of the Company Disclosure Schedule listed under the subheading “Fee Simple Parcels (0890696 B.C. LTD.)” (collectively, “Company Surface Rights”); and

(B)	mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise but excluding the Company’s net smelter returns royalty on the Snowfield property pursuant to the Agreement with KSM Mining ULC dated the 16th day of December, 2020 and any mineral interests and rights pursuant to such royalty) (collectively, the “Company Mineral Rights”),

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are set forth in Section 3.1(dd) or 3.1(cc) of the Company Disclosure Schedule. Other than the Company Surface Rights and the Company Mineral Rights, neither the Company nor any of the Company Subsidiaries own or has any interest in any other material surface access rights or any other material mineral interests and rights.

(ii)	The Company or its Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Company Mineral Rights and the sole beneficial holder of the Company Surface Rights, free and clear of any Lien, other than a Company Permitted Lien.

(iii)	The Company Mineral Rights are in good standing under applicable Laws and, to the knowledge of the Company, all material work required to be performed and filed in respect of the Company Mineral Rights has been performed and filed, all material Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred, all material filings in respect thereof have been made. There are no material adverse claims against or challenge to the title to or ownership of any Company Mineral Rights.

(iv)	No person other than the Company and its Subsidiaries has any interest in the Company Mineral Rights or the production or profits therefrom or any royalty or streaming interest in respect thereof or any right to acquire any such interest, except pursuant to applicable Laws.

(v)	There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would materially adversely affect any interest of the Company or any Subsidiary in the Company Mineral Rights.

(vi)	There are no material restrictions on the ability of the Company nor any of the Company Subsidiaries to use, transfer or exploit the Company Mineral Rights, except pursuant to applicable Laws or the terms of the Company Mineral Rights.

(vii)	The Company and its Subsidiaries have not received any notice, whether written or oral, from any Governmental Entity or any third party of any revocation, expropriation, or challenge to ownership or intention to revoke, expropriate or challenge the ownership of the Company in any of the Company Mineral Rights.

(viii)	Section 3.1(dd)(viii) of the Company Disclosure Schedule sets forth a complete list of all Royalty Agreements to which the Company or any of its Subsidiaries is a party (the “Company Royalty Agreements”). Other than the Company Royalty Agreements, there are no Royalty Agreements. The Company has made available to the Purchaser true and complete copies of each Company Royalty Agreement.

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(ee)	Mineral Resources. The most recent estimated mineral resources and mineral reserves disclosed in the Company Public Documents filed on SEDAR or EDGAR before the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices and all applicable Laws, including the requirements of NI 43-101. The information provided by the Company to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. Except for reductions arising in the ordinary course of mining operations, there has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of the Company from the amounts disclosed in the Company Public Documents. All material information regarding the Company’s properties, including drill results, technical reports and studies, that are required to be disclosed by Canadian Securities Laws, have been disclosed in the Company Public Documents. The most recent technical report with respect to the Brucejack Property filed on SEDAR is a current technical report for purposes of compliance with NI 43-101.

(ff)	Operational Matters.

(i)	All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect material assets of the Company or any of the Company Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii)	All material costs, expenses, and liabilities due and payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or any of the Company Subsidiaries or any of their material joint ventures is directly or indirectly bound, have, in all material respects, been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(gg)	Corrupt Practices Legislation. There have been no violations or breaches of Anti-Corruption Laws by the Company and its Subsidiaries and the Company and its Subsidiaries have implemented and maintain policies, standards, procedures and controls designed to ensure compliance by them and their directors, officers, agents, employees and others acting on their behalf with Anti-Corruption Laws, including measures for the detection, prevention and reporting of violations. In connection with this Agreement, neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, has (prior to or upon entering this Agreement), given, made, offered or received, or will (until completion or termination of this Agreement, as applicable) give, make, offer or receive anything of value, including any payment (including a facilitation payment), gift, contribution, expenditure or other advantage (i) in violation of any applicable Law, including any Anti-Corruption Law; or (ii) to a Public Official with the intention of: (A) improperly influencing any act or decision of a Public Official; (B) inducing a Public Official to do or omit to do any act in violation of his lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage (such as, for example, securing any concession, permit, authorization, contract, or other agreement with any party, including any First Nations peoples). Neither the Company nor any of its Subsidiaries are, have been, or are reasonably expected to become the subject of or a party to any proceeding, claim, action, or regulatory investigation related to any Anti-Corruption Laws and there are no circumstances likely to lead or give rise to any such proceeding, claim, action or investigation. For the purposes of this Section 3.1(gg), “Public Official” includes any (a) officer, employee, or agent employed by, representing or acting on behalf of a (i) Governmental Entity or public international organisation or any department, agency or instrumentality thereof, (ii) legislative, administrative or judicial office, or (iii) government owned or controlled enterprise; (b) political party or party official, or any candidate for any political office; (c) individual who holds or performs the duties of an appointment, office or position created by custom or convention, including (as applicable) any First Nations leader; (d) immediate family member, such as a parent, spouse, sibling, or child of a person in anyone specified in (a), (b) or (c) above; or (e) person who holds themselves out to be an authorised representative or intermediary of anyone specified in (a), (b), (c) or (d) above.

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(hh)	Compliance with Sanction Legislation.

(i)	Neither the Company nor any of its subsidiaries nor any of their respective directors or officers nor, to the knowledge of the Company, any of their respective employees or agents or any person acting on behalf of the Company or any of its subsidiaries (“Representatives”), is, or is directly or indirectly owned or controlled by, an individual or entity that is currently a listed or designated entity (“Sanctioned Person”) under:

(A)	any sanction administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (including, but not limited to, designation as a “specially designated national,” “blocked person” or “foreign sanctions evaders” thereunder and sanctions pursuant to the U.S. Iran Sanctions Act of 1996, Public Law 104-172, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, Public Law 111-195) or the U.S. Departments of State and Commerce (“US Economic Sanctions”);

(B)	the Special Economic Measures Act, the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the Freezing Assets of Corrupt Foreign Officials Act, Part II.1 of the Criminal Code, the United Nations Act, any regulation promulgated under the aforementioned legislation, or any other similar legislation administered by the Government of Canada (“Canadian Economic Sanctions”);

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(C)	any similar legislation administered by or promulgated by the United Kingdom, the United Nations Security Council, the European Union or any of its member states, Australia, Singapore or any other relevant sanctions authority (“Other Economic Sanctions” and, collectively with Canadian Economic Sanctions and US Economic Sanctions, “Sanctions Laws”).

(ii)	Neither the Company nor any of its subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective Representatives, is or ever has been, directly or indirectly, engaged in any conduct, dealings, or transactions that would violated Sanctions Laws.

(iii)	Neither the Company nor any of its subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective Representatives, is or has been, directly or indirectly:

(A)	dealing in the property owned, controlled, or held by a Sanctioned Person;

(B)	providing financial or related services to a Sanctioned Person; or

(C)	engaged in any other dealing or transaction with a Sanctioned Person.

(iv)	Neither the Company nor any of its subsidiaries, are located, organized or resident within, or doing business or operating from a country or territory that is, or whose government is, the subject of Sanctions Laws which would prohibit a person or entity resident in or a national of Canada, the United States, the United Kingdom, Australia, Singapore, or the European Union from doing business with or in that jurisdiction (for example, and without limiting the foregoing, the Crimea Region of Ukraine).

(v)	Neither the Company nor any of its subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective Representatives, has received notice of or has knowledge of any claim, action, suit, proceeding or investigation against it with respect to Sanctions Laws by any relevant Government Entity.

(ii)	Intellectual Property; Data Protection; Cybersecurity.

(i)	The Company or one or more of its Subsidiaries has a right to use all intellectual property that is material to the Company’s business;

(ii)	The Company and its Subsidiaries take commercially reasonable actions to protect and preserve the security of their material computer software, websites and systems (including the confidential data transmitted thereby or stored therein) including implementing business continuity and disaster recover plans;

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(iii)	The Company and its Subsidiaries are in compliance with all applicable information privacy Laws to protect the security and confidentiality of personal data and have not suffered or been made aware of any material personal data breaches.

(jj)	Brokers; Expenses. Except for the fees to be paid to the Financial Advisors pursuant to their respective engagement letters with the Company, true and complete copies of which have been provided to the Purchaser, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(kk)	Opinions of Financial Advisors. As of the date hereof:

(i)	the Company’s financial advisor and the Special Committee’s financial advisor (collectively, the “Financial Advisors”), separately have delivered an oral opinion to the Company Board (in the case of the Company’s financial advisor) and to the Special Committee (in the case of the Special Committee’s financial advisor) to the effect that as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations to be set out in their respective confirmatory written opinion (each an “Opinion”), the consideration to be received by holders of Company Shares (other than the Purchaser, Acquireco and their respective affiliates) pursuant to the Arrangement is fair from a financial point of view to such holders; and

(ii)	the Company has been authorized by each of the Financial Advisors to permit inclusion of their respective Opinions in the Company Circular subject, in the case of the Opinion from BMO Nesbitt Burns, to the Company obtaining the prior consent of BMO Nesbitt Burns.

3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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Article 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties

Except as (i) set forth in the Purchaser Disclosure Schedule, or (ii) disclosed in the Purchaser Public Documents (other than risk factor, forward-looking statement and technical report disclosure in Purchaser Public Documents), the Purchaser hereby represents and warrants to the Company the representations and warranties set forth in this Section 4.1 as of the date hereof and as of the Effective Date and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)	Organization. Each of the Purchaser and Acquireco is a corporation duly organized and validly existing and in good standing under the Laws of the jurisdiction of its respective incorporation. Each of the Purchaser and Acquireco is duly qualified or licensed to do business and in good standing in each jurisdiction where such qualification or licensing is necessary.

(b)	Authorization; Validity of Agreement; Company Action. Each of the Purchaser and Acquireco has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by the Purchaser and Acquireco of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by the Purchaser and Acquireco of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the board of directors of each of the Purchaser and Acquireco and no other corporate proceeding on the part of the Purchaser or Acquireco is necessary to authorize the execution, delivery and performance by the Purchaser and Acquireco of this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement. This Agreement has been duly and validly executed and delivered by the Purchaser and Acquireco and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Purchaser and Acquireco enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent.

(i)	The execution and delivery by the Purchaser and Acquireco of this Agreement and the performance by each of them of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of the Purchaser or Acquireco;

(B)	any Contract to which the Purchaser or Acquireco is a party or by which the Purchaser or Acquireco is bound; or

(C)	any Law to which the Purchaser or Acquireco is subject or by which the Purchaser or Acquireco is bound.

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(ii)	Other than the Key Regulatory Approvals and compliance with the rules of the ASX, TSX and PNGX, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Purchaser or Acquireco for the consummation by the Purchaser and Acquireco of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Purchaser and Acquireco to consummate the Arrangement.

(d)	Available Funds. The Purchaser has as of the date hereof, will have one Business Day prior to, and at the Effective Time, sufficient available funds to consummate the Arrangement, including the funds required to be paid by Purchaser or Acquireco pursuant to this Agreement or the Plan of Arrangement including the aggregate cash Consideration on the terms and subject to the conditions set forth herein and in the Plan of Arrangement, and to satisfy all other obligations payable at or prior to the Effective Time by the Purchaser and Acquireco pursuant to this Agreement and the Arrangement. The Purchaser’s and Acquireco’s obligations hereunder are not subject to any conditions regarding the Purchaser’s, Acquireco’s or any other Person’s ability to obtain financing for the Arrangement and the other transactions contemplated by this Agreement.

(e)	Subsidiaries.

(i)	Each Purchaser Material Subsidiary is validly subsisting under its laws of incorporation or continuance and have all requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets.

(ii)	Each Purchaser Material Subsidiary is duly qualified to carry on business in each respective jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(f)	Insolvency. No act or proceeding has been taken by or against the Purchaser or any of the Purchaser Material Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Purchaser or the Purchaser Material Subsidiaries or for the appointment of a trustee, receiver, manager, provisional liquidator, liquidator or other administrator of the Purchaser or the Purchaser Material Subsidiaries or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. Neither the Purchaser nor any of the Purchaser Material Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation in Canada or foreign jurisdictions. Neither the Purchaser nor any of the Purchaser Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or any of the Purchaser Material Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

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(g)	Compliance with Laws and Constating Documents.

(i)	Except as would not, individually or in the aggregate, have had or reasonably be expected to have a Purchaser Material Adverse Effect, each of the Purchaser, Acquireco and the Purchaser Material Subsidiaries have complied with all applicable Laws;

(ii)	None of the Purchaser, Acquireco nor any of the Purchaser Material Subsidiaries is in conflict with, or in default under or in violation of its articles, by-laws, or equivalent constating documents.

(h)	Capitalization; Listing.

(i)	As of the close of business on the Business Day prior to the date of this Agreement, there were (A) 817,958,171 fully-paid Purchaser Shares validly issued and outstanding of the Purchaser; (B) Purchaser Performance Rights providing for the right to receive up to 2,330,475 Purchaser Shares upon satisfaction of relevant performance and vesting conditions. All Purchaser Shares have been duly and validly issued in accordance with the respective terms thereof as fully paid.

(ii)	The Purchaser Shares are listed and quoted for trading on the ASX, TSX and PNGX and are quoted on the Level I ADR Tier of the OTC Market in the United States and, except for such listing and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(i)	Consideration Shares. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares.

(j)	Reports. Since January 1, 2020, the Purchaser has timely filed true and correct copies of the Purchaser Public Documents that the Purchaser is required to file under Canadian Securities Laws or Australian Securities Laws with the appropriate Governmental Entity and has paid all applicable fees when due under the Canadian Securities Laws and Australian Securities Laws. The Purchaser Public Documents, at the time filed or, if amended, as of the date of such amendment, did not contain any misrepresentation and complied in all material respects with the applicable requirements of Canadian Securities Laws and Australian Securities Laws. Any amendments to the Purchaser Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Purchaser has not filed any confidential material change report (or the equivalent under Australian Securities Laws) with any Governmental Entity which at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished, as applicable, to any Governmental Entity under Canadian Securities Laws or Australian Securities Laws.

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(k)	Comments, Review, Audits, Etc. There are no outstanding or unresolved comments in comment letters from any Governmental Entity with respect to any of the Purchaser Public Documents and, to the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Documents is the subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

(l)	Financial Statements.

(i)	The audited consolidated financial statements for the Purchaser as of and for each of the fiscal years ended on June 30, 2021 and June 30, 2020 (including any notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) have been, and all financial statements of the Purchaser (including any notes or schedules thereto and related management’s discussion and analysis) which are included in the Purchaser Public Documents in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Purchaser as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements.

(ii)	Since June 30, 2021, none of the Purchaser, any of the Purchaser Material Subsidiaries nor, to the knowledge of the Purchaser, any director, officer, employee, auditor, accountant or representative of the Purchaser or any of the Purchaser Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of the Purchaser Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or any of the Purchaser Material Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(m)	Absence of Certain Changes or Events. Since June 30, 2021 and through the date of this Agreement, the Purchaser has not suffered a Purchaser Material Adverse Effect.

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(n)	Litigation; Orders. Except as set out in schedule 4.1(n) of the Purchaser Disclosure Letter, there is no Proceeding pending or, to the knowledge of the Purchaser, threatened against or naming as a party thereto the Purchaser, any of the Purchaser Material Subsidiaries or any of their respective material properties or assets that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to the Purchaser and the Purchaser Material Subsidiaries, taken as a whole, (ii) could be or is being prosecuted as a criminal offence, or (iii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate, to impair, in any material respect, the ability of the Purchaser to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. No Order is outstanding against the Purchaser, any of the Purchaser Material Subsidiaries or any of their respective properties or assets that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to the Purchaser and the Purchaser Material Subsidiaries, taken as a whole, or (ii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate to impair, in any material respect, the ability of the Purchaser to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. As of the date hereof, the Purchaser and the Purchaser Material Subsidiaries do not have any material suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending against any other Person.

(o)	Environmental Matters.

(i)	The business of the Purchaser, as carried on by the Purchaser and the Purchaser Material Subsidiaries, and the assets of the Purchaser and the Purchaser Material Subsidiaries, are (and has been carried on, as applicable) in compliance in all material respects with all applicable Environmental Laws, including possessing all material Authorizations required for operations under applicable Environmental Laws;

(ii)	There are no material Environmental Liabilities in respect of the Purchaser Material Properties other than as disclosed in the Purchaser Public Documents. The Purchaser and the Purchaser Material Subsidiaries have not received notice of and are not subject to any pending or, to the knowledge of the Purchaser, threatened claim for material Environmental Liabilities by any Person; and

(iii)	Neither the Purchaser nor any of the Purchaser Material Subsidiaries has been convicted of a material offence or been subjected to any material judgment, injunction or other proceeding or received any material fine or otherwise sentenced for non-compliance with any Environmental Laws, and no such Person has settled any prosecution or other proceeding short of conviction in connection therewith.

(p)	No Indigenous Claims. Other than as described in the Purchaser Public Documents, there are no material Proceeding with respect to indigenous rights currently threatened or, to the knowledge of the Purchaser, pending with respect to the Purchaser Material Properties.

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(q)	NGOs and Community Groups. No material dispute between the Purchaser or any of the Purchaser Material Subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Purchaser, is threatened or imminent with respect to any the Purchaser Material Properties or operations.

(r)	Employment Matters.

(i)	The transactions contemplated by this Agreement do not trigger any change of control or severance payments under any employment or independent contractor Contracts between the Purchaser or Purchaser Material Subsidiaries and its employees or independent contractors.

(ii)	The Purchaser and the Purchaser Material Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, immigration, Tax withholding, labour relations, and wage and hour Laws, including pay equity, and there are no current, pending, or to the knowledge of the Purchaser, threatened proceedings before any court, Governmental Entity, board or tribunal with respect to any of the areas listed herein, which are material to the Purchaser and the Purchaser Material Subsidiaries taken as a whole.

(s)	Taxes.

(i)	Each of the Purchaser and the Purchaser Material Subsidiaries has duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects, except as is being contested in good faith or that would not have a Purchaser Material Adverse Effect.

(ii)	The Purchaser and each of the Purchaser Material Subsidiaries has paid all Taxes, except as is being contested in good faith or that would not have a Purchaser Material Adverse Effect, including instalments required by applicable Law on account of Taxes for the current year, which are due and payable by it (whether or not assessed by the appropriate Governmental Entity), and the Purchaser has provided adequate accruals in accordance with IFRS in the most recently published financial statements of the Purchaser for any Taxes of the Purchaser and each of the Purchaser Material Subsidiaries that have not been paid with respect to the period covered by such financial statements whether or not shown as being due on any Tax Returns. No liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business.

(iii)	Each of the Purchaser and the Purchaser Material Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not have a Purchaser Material Adverse Effect.

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(t)	Restrictions on Business Activities. Except as set out in schedule 4.1(t) of the Purchaser Disclosure Letter, there is no Contract or Order binding upon the Purchaser or any of the Purchaser Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of the Purchaser or any of the Purchaser Material Subsidiaries or the conduct of business by the Purchaser or any of the Purchaser Material Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement), other than Contracts or Orders that would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

(u)	Real Property and Personal Property.

(i)	The Purchaser and the Purchaser Material Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their respective material properties and assets, free and clear of all Liens, except for Purchaser Permitted Liens.

(ii)	The Purchaser and the Purchaser Material Subsidiaries enjoy peaceful and undisturbed possession under all occupancy agreements for all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement (whether written or otherwise)) by the Purchaser or any of the Purchaser Material Subsidiaries in connection with the operation of the Purchaser’s or such Subsidiary’s business as it is now being conducted (collectively, including the improvements thereon, the “Purchaser Leased Real Property”).

(iii)	There are no pending or, to the knowledge of the Purchaser, threatened proceedings to take all or any material portion of the Purchaser Leased Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof.

(iv)	There are no disputes regarding boundaries, easements, covenants or other matters relating to any material real property owned or, to the knowledge of the Purchaser, leased by, the Purchaser and the Purchaser Material Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

(v)	Purchaser Mineral Rights. The material mineral interests and rights (including any material concessions, mineral claims, mining claims, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) of the Purchaser Material Subsidiaries relating to the operation of its business as conducted on the date hereof (collectively, the “Purchaser Mineral Rights”) are in good standing under applicable Laws and, to the knowledge of the Purchaser, there are no material adverse claims against or challenge to the title to or ownership of any Purchaser Mineral Rights.

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(w)	Corrupt Practices Legislation. There have been no violations or breaches of Anti-Corruption Laws by the Purchaser and nor any of its current subsidiaries and the Purchaser and its current subsidiaries have implemented and maintain policies, standards and controls designed to ensure compliance by them and their directors, officers, agents, employees and others acting on their behalf with Anti-Corruption Laws, including measures for the detection, prevention and reporting of violations. In connection with this Agreement, neither the Purchaser nor its current subsidiaries nor, to the knowledge of the Purchaser, any director, officer, agent, employee or other Person acting on behalf of the Purchaser or any its current subsidiaries, directly or indirectly, has (prior to or upon entering this Agreement), given, made, offered or received, or will (until completion or termination of this Agreement, as applicable) give, make, offer or receive anything of value, including any payment (including a facilitation payment), gift, contribution, expenditure or other advantage (i) in violation of any applicable Law, including any Anti-Corruption Law; or (ii) to a Public Official with the intention of: (A) improperly influencing any act or decision of a Public Official; (B) inducing a Public Official to do or omit to do any act in violation of his lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage (such as, for example, securing any concession, permit, authorization, contract, or other agreement with any party, including any indigenous peoples). Neither the Purchaser nor any of its current subsidiaries are, have been, or are reasonably expected to become the subject of or a party to any proceeding, claim, action, or regulatory investigation, related to any Anti-Corruption Laws and there are no circumstances likely to lead or give rise to any such proceeding, claim, action or regulatory investigation.

(x)	Compliance with Sanction Legislation.

(i)	Neither the Purchaser nor any of its current subsidiaries nor any of their respective directors or officers nor, to the knowledge of the Company, any of their respective employees or agents or any person acting on behalf of the Purchaser or any of its current subsidiaries (“Purchaser Representatives”), is a Sanctioned Person under Sanctions Laws.

(ii)	Neither the Purchaser nor any of its current subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Purchaser, any of their respective Purchaser Representatives, is or ever has been, directly or indirectly, engaged in any conduct, dealings, or transactions that would violated Sanctions Laws.

(iii)	Neither the Purchaser nor any of its current subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Purchaser, any of their respective Purchaser Representatives, is or has been, directly or indirectly:

(A)	dealing in the property owned, controlled, or held by a Sanctioned Person;

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(B)	providing financial or related services to a Sanctioned Person; or

(C)	engaged in any other dealing or transaction with a Sanctioned Person.

(iv)	Neither the Purchaser nor any of its current subsidiaries, are located, organized or resident within, or doing business or operating from a country or territory that is, or whose government is, the subject of Sanctions Laws which would prohibit a person or entity resident in or a national of Canada, the United States, the United Kingdom, Australia, Singapore, or the European Union from doing business with or in that jurisdiction (for example, and without limiting the foregoing, the Crimea Region of Ukraine).

(v)	Neither the Purchaser nor any of its current subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Purchaser, any of their respective Purchaser Representatives, has received notice of or has knowledge of any claim, action, suit, proceeding or investigation against it with respect to Sanctions Laws by any relevant Government Entity.

(vi)	The Purchaser and its current subsidiaries maintain adequate policies, procedures, controls, and training to detect, report, and remediate any breach of this section.

(y)	Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with management of the Purchaser and legal and financial advisors, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement.

(z)	Acquireco Board Approval. The Acquireco Board has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement.

(aa)	No Vote. No vote of the stockholders of the Purchaser is required by any applicable Law or the organizational documents of the Purchaser in connection with the consummation of the Arrangement.

(bb)	Ownership of the Acquireco. The Purchaser is, directly or indirectly, the registered and beneficial owner of all of the outstanding securities of Acquireco.

(cc)	Ownership of Company Securities. The Purchaser and its affiliates hold directly or indirectly 9,025,216 Company Shares.

4.2	Survival of Representations and Warranties

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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Article 5
COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as expressly permitted or required by this Agreement or the Plan of Arrangement, as required by applicable Law, Governmental Entity, or unless the Purchaser shall otherwise request or agree in writing, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	the Company shall and shall cause each of its Subsidiaries to:

(i)	comply with the Company Budget and Mine Plan in all material respects;

(ii)	conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

(iii)	inform the Purchaser in relation to any proposed updates or changes to the Company Budget and Mine Plan and the development of the 2022 Company Budget and Mine Plan;

(iv)	use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, properties, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group and maintain good relations with suppliers, customers landlords, licensors, lessors, creditors, distributors and all other Persons having business relationships with the Company and its Subsidiaries;

(v)	through such meetings with the Purchaser as the Purchaser may reasonably request, allow the Purchaser to monitor, and provide suggestions with respect to, any activities relating to the operations of the Company and its Subsidiaries (including any negotiations with First Nations) or any exploration of any properties, including submissions in respect of new or existing Authorizations (including any permit). For greater certainty nothing in this Section 5.1(a)(v) shall be construed as requiring the Company to accept or take any action with respect to any such suggestions of the Purchaser;

(vi)	provide the Purchaser and its advisors with a reasonable opportunity to review any proposed public disclosure of exploration results or other technical information prior to such disclosure, and give reasonable consideration to any comments made by the Purchaser and its advisors;

(vii)	cooperate with the Purchaser in relation to the Purchaser’s integration business planning, including the development of an integration plan;

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(b)	without limiting the generality of Section 5.1(a) and other than pursuant to transactions contemplated by the Arrangement and this Agreement, the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)	amend or propose to amend its notice of articles, articles or other constating documents;

(ii)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Company Options, Company RSUs, Company PSUs and Company DSUs or any other equity based awards), other than as set out in schedule 5.1(b)(ii) of the Company Disclosure Schedule and pursuant to the exercise, conversion or vesting of Company Options, Company RSUs, and Company PSUs outstanding on the date hereof or in accordance with their terms and pursuant to the Convertible Notes;

(iii)	split, combine or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries;

(iv)	except as set out in schedule 5.1(b)(iv) of the Company Disclosure Schedule, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire Company Shares or other securities of the Company or any securities of its Subsidiaries or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company or any of its Subsidiaries;

(v)	except as set out in schedule 5.1(b)(v) of the Company Disclosure Schedule, amend the terms of any securities of the Company or any of its Subsidiaries;

(vi)	create any Subsidiary;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge the Company or its Subsidiaries with any other Person;

(ix)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any tangible or intangible assets of the Company or any of its Subsidiaries or any interest in any tangible assets of the Company or any of its Subsidiaries, including for these purposes any Company Mineral Rights or mineral product from Company Mineral Rights, except (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice, and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $1,000,000 (whether individually or in the aggregate);

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(x)	acquire (by merger, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, assets, securities, properties, interests or businesses or any division thereof or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(xi)	incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures other than (A) budgeted capital expenditures that are included in the Company Budget and Mine Plan, or (B) any other capital expenditures not to exceed $2,500,000 in the aggregate;

(xii)	except as set out in schedule 5.1(b)(xii) of the Company Disclosure Schedule, enter into any Contract with a value of $2,000,000 or greater or with a term greater than two years;

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS;

(xiv)	reduce the stated capital of the Company Shares or the shares or any of its Subsidiaries;

(xv)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances, in any such individual case, in an amount in excess of $250,000;

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(xvi)	except as set out in schedule 5.1(b)(xvi) of the Company Disclosure Schedule, pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations including any litigation, proceeding or investigation (x) by any Governmental Entity; or (y) the settlement of which would result in any relief, other than the payment by the Company of an amount in cash, including debarment, corporate integrity agreements, any undertaking restricting the operations of the Company’s business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, or notification, repair or replacement; other than:

(A)	the payment, discharge, settlement or satisfaction of liabilities in an amount less than $500,000 individually or $1,000,000 in the aggregate; or

(B)	payment of any fees related to the Arrangement;

(xvii)	except as set in Schedule 5.1(b)(xvii) of the Company Disclosure Schedule, enter into any agreement that, if entered into prior to the date hereof, would have been a Company Material Contract, or modify, amend in any material respect, transfer or terminate any Company Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xviii)	commence any litigation or proceeding other than in connection with the collection of accounts or the enforcement of any rights under this Agreement or the Confidentiality Agreement;

(xix)	enter into or terminate any material interest rate, currency, equity or commodity derivatives, such as swaps, hedges, options, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(xx)	except as required by the terms of the Company Benefit Plans or any written employment Contracts in effect on the date of this Agreement and listed in Schedule 5.1(b)(xx) of the Company Disclosure Schedule, (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual consultant of the Company or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer, employee or individual consultant of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice; (C) increase the coverage, contributions, funding requirements or benefits available under any Company Benefit Plan or adopt, establish or create any new plan which would be considered to be a Company Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of the Company or any of its Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, including under any Company Benefit Plan, except in the ordinary course of business consistent with past practice; (E) make any material determination under any Company Benefit Plan that is not in the ordinary course of business consistent with past practice, other than determinations in furtherance of acceleration, vesting or similar determinations in connection with the transactions described herein; or (F) take or propose any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to (X) guarantee employment for any period of time for, or preclude the ability of the Purchaser to terminate the employment of, any employee of the Company or any of its Subsidiaries after the Effective Time, (Y) require the Purchaser to continue any benefit plan or to prevent the amendment, modification or termination thereof after the Effective Date or will prohibit the Purchaser from amending or terminating any benefit plan or arrangement covering any continuing employee on or after the Effective Date, or (Z) constitute an amendment to any benefit plan;

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(xxi)	except as set out in Section 5.1(b)(xxi) of the Company Disclosure Schedule, negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or consultants, any collective bargaining agreement or any Company Benefit Plan, in each case, other than (A) severance agreements entered into in connection with terminating employees in the ordinary course of business consistent with past practice, (B) compensation arrangements that are consistent with past practice and entered into with employees hired after the date of this Agreement provided (i) such arrangement provides for an annualized base salary or wage of not greater than $250,000 (or its equivalent) and (ii) in the case of employees hired at the Vancouver office, that such employees are hired to fill a vacancy (rather than a new position);

(xxii)	make or forgive any loans or advances to any of its officers, directors, employees, agents or consultants other than making loans pursuant to the terms of the Company Benefit Plans as in effect on the date hereof or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

(xxiii)	except as set out in schedule 5.1(b)(xxiii) of the Company Disclosure Schedule or as required under the terms of the Company Benefit Plans or any written employment Contracts in effect at the date of this Agreement or except in the ordinary course of business consistent with past practice make any bonus or profit sharing distribution or similar payment of any kind;

(xxiv)	waive, release or condition any material non-compete, non-solicit, nondisclosure, confidentiality or other restrictive covenant owed to the Company or any of its Subsidiaries;

(xxv)	hire any Person that is within the senior leadership team at site or any executive within the corporate senior leadership team, in each case without the consent of the Purchaser (such consent not to be unreasonably withheld);

(xxvi)	take any action or fail to take any action that would result in the termination, variance or relinquishment of any Company Mineral Rights or Company Surface Rights;

(xxvii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations;

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(xxviii)	take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(xxix)	amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(xxx)	make or revoke any material election relating to Taxes;

(xxxi)	except as set out in schedule 5.1(b)(xxxi) of the Company Disclosure Schedule, enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or

(xxxii)	except as set out in schedule 5.1(b)(xxxii) of the Company Disclosure Schedule, settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment;

(c)	the Company shall use all commercially reasonable efforts to cause its current material insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for are in full force and effect; provided that, subject to Section 5.8(a), neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)	the Company shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Tax Returns of the Company and its Subsidiaries that are required to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Tax Returns;

(e)	the Company shall keep the Purchaser reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole);

(f)	if requested by the Purchaser, the Company shall use its commercially reasonable efforts to cooperate with the Purchaser and assist the Purchaser in obtaining any payoff letters, lien terminations and instruments of discharge in order for the Senior Facility and/or the liabilities and obligations set out in Section 3.1(p) of the Company Disclosure Schedule to be repaid in full and terminated, and any security interests, mortgages, charges and liens to be released in connection therewith as soon as practicable following closing;

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(g)	within the time periods required by the terms of the Indenture, the Company shall in accordance with section 11.10 of the Indenture, have delivered to the Trustee a supplemental indenture providing that at and after the Effective Date each noteholder shall have the right to convert such notes into the “Reference Property” (as defined in the Indenture), which supplemental indenture shall be in form reasonably satisfactory to the Trustee and the Purchaser. The Company shall also deliver an opinion of counsel and an officer’s certificate as to certain legal and factual matters regarding the supplemental indenture if required by the Trustee and in accordance with the Indenture; and

(h)	the Company shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.1 or resolve to do so, provided that nothing in this Section 5.1 shall prohibit the Company or any of its Subsidiaries from taking any COVID-19 Measure or taking commercially reasonable actions required in response to the COVID-19 pandemic and provided further that, nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time and, prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2	Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as expressly permitted or required by this Agreement or the Plan of Arrangement, as required by applicable Law, Governmental Entity, or unless the Company shall otherwise request or agree in writing, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	the Purchaser shall and shall cause each of the Purchaser Material Subsidiaries to use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group;

(b)	other than pursuant to transactions contemplated by the Arrangement and this Agreement or as otherwise permitted by this Agreement, the Purchaser shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)	split, combine or reclassify any outstanding Purchaser Shares or otherwise create a new class of Purchaser shares that would be adverse to shareholders of the Purchaser;

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(ii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser;

(iii)	reduce the stated capital of the Purchaser Shares;

(iv)	materially change the business carried on by the Purchaser and the Purchaser Material Subsidiaries, taken as a whole; and

(c)	the Purchaser shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.2 or resolve to do so, provided, that, nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Purchaser’s or its Subsidiaries’ operations prior to the Effective Time and, prior to the Effective Time, Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.3	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it or any of its Subsidiaries from parties to the Company Material Contracts as set out on Section 3.1(bb)(iii) of the Company Disclosure Schedule; provided, that the Parties agree that it shall not be a condition to Closing that such waivers, consents and approvals are obtained; (ii) obtain all necessary and material Authorizations (including the Key Regulatory Approvals) as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement required to be satisfied by it, including, if applicable, delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.2(c), 6.3(a) and 6.3(b); and (iv) co-operate with the other Parties in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)	it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

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(c)	it shall use commercially reasonable efforts to: (A) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (B) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (C) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement; and

(d)	it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

5.4	Covenants of Purchaser Regarding Blue-Sky Laws

The Purchaser shall take all such action as may be reasonably required under any applicable Securities Laws, including “blue sky laws” in the United States, in connection with the Arrangement and the issuance of the Consideration Shares.

5.5	Covenants of the Company Relating to Incentive Awards

The Company shall take such commercially reasonable actions as are necessary under the terms of the Company Option Plan, Company RSU Plan, Company DSU Plan, and the Plan of Arrangement, to facilitate the surrender and termination of all Company Options, Company RSUs, Company PSUs, and Company DSUs at the Effective Time on the terms contemplated in the Plan of Arrangement. Acquireco acknowledges and agrees that the Company will forego that portion of the income Tax deduction under the Tax Act that is attributable to the payments to the holders of Company Options pursuant to the Plan of Arrangement and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

5.6	Non-Solicitation

(a)	Except as otherwise expressly permitted in this Section 5.6, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, and the Company shall direct the representatives (including any financial or other advisor) and agents of the Company and any of its Subsidiaries not to (collectively, the “Representatives”):

(i)	solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal, provided that the Company may (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal and (C) advise any Person making an Acquisition Proposal that the Company Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal; in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

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(iii)	make any Company Change in Recommendation; or

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.6(e)).

(b)	The Company shall, and shall cause its Subsidiaries and shall direct its Representatives to, immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its Subsidiaries or affiliates) conducted by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, the Company shall:

(i)	immediately discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) in connection with a possible Acquisition Proposal; and

(ii)	as soon as possible request (and in any case within two (2) Business Days) and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information (including derivative information) regarding the Company and its Subsidiaries previously provided to any Person (other than the Purchaser) since January 2020 in connection with a possible Acquisition Proposal to the extent such information has not already been returned or destroyed and provided the Company or its applicable Subsidiary has the right to request such return or destruction pursuant to a confidentiality agreement that is in force and effect, and shall use its commercially reasonable efforts to ensure that such requests are fully complied with to the extent the Company is entitled.

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(c)	The Company represents and warrants that neither the Company nor any of its Subsidiaries has waived any existing standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which the Company or any of its Subsidiaries is a party. Subject to Section 5.6(d), the Company covenants and agrees that:

(i)	the Company shall take all necessary action to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which the Company or any of its Subsidiaries is a party; and

(ii)	neither the Company nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which the Company or any of its Subsidiary is a party (it being acknowledged by the Purchaser and Acquireco that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.6(c)).

(d)	If the Company, or any of its Subsidiaries or any of their respective Representatives receives:

(i)	any inquiry, proposal or offer made after the date of this Agreement that constitutes or may reasonably be expected to lead to an Acquisition Proposal; or

(ii)	any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in connection with any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, in each case made after the date of this Agreement;

then, the Company shall promptly and orally notify the Purchaser, and then in writing within 24 hours, of such Acquisition Proposal, inquiry, proposal, offer or request (irrespective of whether the Acquisition Proposal, inquiry, proposal, offer or request is conditional upon the Company not disclosing the receipt, or contents of the Acquisition Proposal, inquiry, proposal or request to any person) , including the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and provide copies of all written documents, substantive correspondence or other material documentation received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed on a current basis of the status of material developments and (to the extent permitted by Section 5.6(e)) material discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

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(e)	If at any time following the date of this Agreement and prior to the Company Shareholder Approval having been obtained, the Company receives a request for material non-public information, or to enter into discussions, from a Person that proposes to the Company an unsolicited bona fide written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(i)	the Company Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal;

(ii)	such Person is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with the Company or any of its Subsidiaries;

(iii)	the Company has been, and continues to be, in compliance with its obligations under this Section 5.6 in all material respects; and

(iv)	prior to providing any such copies, access or disclosures, the Company enters into a confidentiality and standstill agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement and which does not contain a restriction on the ability of the Company to disclose information to the Purchaser relating to the agreement or negotiations with such Person (which confidentiality and standstill agreement shall be subject to Section 5.6(c)) and any such copies, access or disclosure provided to such Person shall promptly (and in any event within 24 hours) be provided to the Purchaser.

(f)	Nothing contained in this Agreement shall prohibit the Company Board from making disclosure to Company Shareholders as required by applicable Law, including complying with Section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal and Rule 14d-9 under the Exchange Act; provided, however, neither the Company nor the Company Board shall be permitted to recommend that the Company Shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect a Company Change in Recommendation with respect thereto, except as permitted by Section 5.6(f). In addition, nothing contained in this Agreement shall prohibit the Company or the Company Board from calling and/or holding a meeting of Company Shareholders requisitioned by Company Shareholders in accordance with the BCBCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Entity.

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(g)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Company Shareholder Approval having been obtained, the Company Board may make the Company Change in Recommendation in response to such Superior Proposal and may enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(i)	the Person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, nondisclosure, business purpose, use or similar restriction with the Company;

(ii)	the Company has been, and continues to be, in compliance with its obligations under this Section 5.6 in all material respects;

(iii)	the Company or its Representatives have delivered to the Purchaser the information required by Section 5.6(d), as well as a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to make the Company Change in Recommendation (collectively, the “Superior Proposal Notice”);

(iv)	the Company or its Representatives have provided the Purchaser with a copy of the proposed agreement to be entered into in connection with the Superior Proposal and all supporting materials;

(v)	five (5) Business Days (the “Response Period”) shall have elapsed from the date on which the Purchaser has received the Superior Proposal Notice and all documentation referred to in Section 5.6(g)(iii) and Section 5.6(g)(iv);

(vi)	during any Response Period, the Purchaser has had the opportunity (but not the obligation) in accordance with Section 5.6(h) to offer to amend this Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the Response Period, the Company Board (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.6(h)) and (B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Company Board to make the Company Change in Recommendation would be inconsistent with its fiduciary duties; and

(viii)	prior to or concurrently with entering into a definitive agreement with respect to such Acquisition Proposal, it shall terminate this Agreement pursuant to Section 7.2(a)(iv)(B) and pay the Company Termination Payment in accordance with Section 7.3(d)(ii).

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(h)	During the Response Period, or such longer period as the Company may approve in writing for such purpose:

(i)	the Company Board shall review any offer made by the Purchaser under Section 5.6(g)(vi) to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and

(ii)	If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall negotiate in good faith to amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(i)	Each successive amendment or modification to any Acquisition Proposal or agreement proposed to be entered into in connection with the Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.6, and the Purchaser shall be afforded a new five (5) Business Day Response Period from the date on which the Purchaser has received the notice and all documentation referred to in Section 5.6(g)(iii) and Section 5.6(g)(iv) with respect to the new Superior Proposal from the Company.

(j)	Upon written request by the Purchaser, the Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.6(h) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(k)	In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 5.6(g)(iii) and Section 5.6(g)(iv) on a date that is less than ten (10) Business Days prior to the scheduled date of the Company Meeting, the Company may either proceed with or postpone the Company Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Company Meeting, and shall postpone the Company Meeting to such date that is not more than ten (10) Business Days after the scheduled date of such Company Meeting if so directed by the Purchaser.

(l)	Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.6 and any violation of the restrictions set forth in this Section 5.6 by the Company, its Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.6 by the Company.

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5.7	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws, COVID-19 Measures and the terms of any existing Contracts, the Company shall, and shall cause its Representatives to, afford to the Purchaser and its Representatives, upon reasonable notice, such access as the Purchaser may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to its officers, employees, properties (including without limitation any leased or owned office space or other real property), books, records and Contracts, and shall furnish the Purchaser on a timely basis with all data and information relating to ongoing development programs at the Company Property or as the Purchaser may reasonably request from time to time, solely for the purposes of business integration planning and consummating the transactions contemplated hereby. Subject to the prior agreement of the parties on a post-closing integration plan, the Purchaser shall be permitted to conduct a site visit from to time upon reasonably request; provided that (i) the Purchaser provides the Company with reasonable prior notice of any such request, and (ii) such access does not unduly interfere with the ordinary course conduct of the business of the Company.

(b)	The Purchaser and the Company acknowledge and agree that information furnished pursuant to this Section 5.7 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by the Purchaser and its Representatives under this Section 5.7 or otherwise shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate delivered pursuant hereto.

(c)	Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would jeopardize any attorney-client or other privilege claim by the Company or any of its Subsidiaries; provided that the Company shall use its commercially reasonable efforts to otherwise make available such information to the Purchaser notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

5.8	Insurance and Indemnification

(a)	Prior to the Effective Time, the Company shall purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and the Company will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that the Company and its Subsidiaries shall not be required to pay any amounts in respect of such tail policy coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 350% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries. From and after the Effective Time, the Company or the Purchaser, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

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(b)	The Company will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries under Law and, to the extent that they are disclosed in the Company Disclosure Schedule, under the articles or other constating documents of the Company and/or its Subsidiaries or under any agreement or contract of any indemnified person with the Company or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of the Company, the Company shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	From and following the Effective Time, the Purchaser will cause the Company to comply with its obligations under Section 5.8(a) and Section 5.8(b).

(d)	If the Company or the Purchaser or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations of the Company or the Purchaser, as applicable, set forth in this Section 5.8.

(e)	The provisions of this Section 5.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person (as identified in the relevant policy), his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 5.8 on their behalf. Furthermore, this Section 5.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

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5.9	Pre-Acquisition Reorganization

(a)	The Company agrees to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser or Acquireco may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the obligations of the Company pursuant to this Section 5.9 shall be conditional on the understanding that (i) any Pre-Acquisition Reorganization is not, in the opinion of the Company or the Company’s counsel, acting reasonably, prejudicial to the Company Shareholders or the holders of Company Options, Company RSUs, Company PSUs or Company DSUs, (ii) any Pre-Acquisition Reorganization does not require the Company to obtain the approval of the Company Shareholders or any third party, (iii) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially impede or materially delay the consummation of the Arrangement, (iv) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially interfere with the ongoing operations of the Company or its Subsidiaries, (v) any Pre-Acquisition Reorganization shall not require the Company or any Subsidiary to contravene any applicable Laws, their respective organization documents or any Contract, (vi) the Company and its Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Company Shareholder or the holders of Company Options, Company RSUs, Company PSUs or Company DSUs, are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, and (vii) the Purchaser agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization). The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization in reasonable detail at least 15 Business Days prior to the date of the Company Meeting. Any step or action taken by the Company or its Subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of the Company contained in this Agreement. If the Arrangement is not completed, the Purchaser or Acquireco shall forthwith reimburse the Company or at the Company’s direction, its Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and taxes) incurred by the Company and its Subsidiaries in effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and taxes) of the Company and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date. The indemnification obligations contained in this Section 5.9(a) shall survive indefinitely notwithstanding the termination of this Agreement.

(b)	The Company agrees that it shall, and shall cause each of its Subsidiaries to, cooperate with the Purchaser and Acquireco in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by the Purchaser or Acquireco.

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5.10	Key Regulatory Approvals

(a)	The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications in respect of obtaining or satisfying the Key Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain the Key Regulatory Approvals as promptly as practicable after the date of this Agreement but in any event by or prior to the Outside Date.

(b)	Without limiting the generality of Section 5.10(a) and with respect to the transactions contemplated by this Agreement:

(i)	Within ten Business Days after the date of this Agreement, (i) the Purchaser shall submit to the Commissioner, with the assistance and cooperation of the Company, a letter requesting an advance ruling certificate under Subsection 102(1) of the Competition Act and, in lieu thereof, a no-action letter, and (ii) both Parties shall submit to the Commissioner their respective notifications in accordance with Subsection 114(1) of the Competition Act;

(ii)	In the event that the Commissioner issues a supplementary information request (“SIR”) to the Parties under Subsection 114(2) of the Competition Act, the Parties shall respond as soon as reasonably practicable, and in any event by no later than ninety (90) days after issuance of the SIRs or within such other date as the Parties may otherwise reasonably agree in writing; and

(iii)	Within ten Business Days after the date of this Agreement, the Purchaser shall submit to the Minister an application for review under Part IV of the Investment Canada Act in connection with obtaining the Investment Canada Act Approval. Within five Business Days following the receipt of substantive feedback from the Minister on such application for review, the Purchaser shall submit to the Minister proposed written undertakings to Her Majesty in right of Canada and shall engage in good faith negotiations with the Minister and his representatives regarding those undertakings in order to obtain the Investment Canada Act Approval.

(c)	The Parties shall cooperate with one another in connection with obtaining the Key Regulatory Approvals in respect of the transactions contemplated by this Agreement by:

(i)	Providing the other Party with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity and promptly notifying the other Party of any material communications from any Governmental Entity;

(ii)	Keeping the other Party informed as to the status of and the processes and proceedings relating to obtaining the Key Regulatory Approvals;

(iii)	Permitting the other Party an advance opportunity to review and comment upon any material communications, submissions, undertakings or filings with any Governmental Entity, consider in good faith the comments of the other party, and provide the other Party with final copies thereof; and

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(iv)	Providing the other Party a reasonable opportunity to participate in or attend any communications, meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Entity (except where the Governmental Entity expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion).

(d)	Notwithstanding anything to the contrary in this Section 5.10 or any other provision in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party reasonably considers to be privileged, confidential or sensitive, the disclosing Party may restrict the provision of such information only to the external legal counsel of the other Party. Submissions, filings or other written communications with any Governmental Entity may be redacted as a Party reasonably considers necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients. Notwithstanding the foregoing, the Company shall not redact any information that the Purchaser, acting reasonably, considers necessary or appropriate in connection with obtaining the Investment Canada Act Approval.

(e)	Each Party shall, upon the reasonable request of the other Party, assist the other Party in obtaining the Key Regulatory Approvals, including by providing input, on any materials prepared for obtaining the Key Regulatory Approvals, and responding promptly to requests for support (including attendance at meetings), documents, information, comments or input where reasonably requested by the other Party in connection with obtaining the Key Regulatory Approvals.

(f)	The Purchaser shall have primary responsibility for determining the strategy for securing the Key Regulatory Approvals, the manner of engaging and communicating with the Governmental Entity and the undertakings in order to obtain the Investment Canada Act Approval. In doing so, however, the Purchaser shall consult with the Company and provide the Company with the opportunity to provide input into draft undertakings, government relations strategy and plans to obtain Investment Canada Act Approval, including coordinating on messaging and developing the overall approach to obtaining the Investment Canada Act Approval, and the Purchaser shall consider such input in good faith.

(g)	The Purchaser shall be responsible for payment of the filing fee in connection with obtaining Competition Act Clearance. Parties shall each split equally all other applicable filing fees payable to a Governmental Entity in connection with any other filings made in support of obtaining the Key Regulatory Approvals.

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Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	the Required Regulatory Approvals shall have been obtained;

(d)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(e)	no Governmental Entity of competent jurisdiction located in a jurisdiction where the Company has material assets shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(f)	conditional approval of the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX shall have been obtained by the Purchaser.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser and Acquireco to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Purchaser and Acquireco and may be waived by the Purchaser and Acquireco, in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which the Purchaser may have):

(a)	the representations and warranties of the Company set forth in:

(i)	Section 3.1(a)(i) [Organization], Section 3.1(b) [Authorization; Validity of Agreement; Company Action], Section 3.1(c) [Board Approvals], Section 3.1(d) [Consents and Approvals; No Violation]; Section 3.1(e) [Required Approvals], Section 3.1(f)(ii) and Section 3.1(f)(iii) [Subsidiaries] and Section 3.1(jj) [Brokers; Expenses] shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

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(ii)	Section 3.1(t)(ii) [Absence of Certain Changes or Events], shall be true and correct in all respects as of the Effective Time as if made as at and as of such time;

(iii)	Section 3.1(i)(i) [Capitalization; Listing] shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement;

(iv)	The remainder of Section 3.1 shall be true and correct in all respects (disregarding for purposes of this clause (iv) any materiality or the Company Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iv) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Company Material Adverse Effect, and the Company shall have provided to the Purchaser and Acquireco a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	the Company shall have complied in all material respects with its covenants herein and the Company shall have provided to the Purchaser and Acquireco a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect and the Company shall have provided to the Purchaser and Acquireco a certificate of two senior officers of the Company to that effect (on the Company’s behalf and without personal liability);

(d)	the number of Company Shares held by the Company Shareholders that have validly exercised Dissent Rights (and not withdrawn such exercise) shall not exceed 5% of Company Shares issued and outstanding as of the date hereof; and

(e)	there shall be no action or proceeding taken by a Governmental Entity, or by any other third party (as to which, in the case of such other third party, there is a reasonable likelihood of success), that is seeking to:

(i)	enjoin or prohibit the Purchaser’s or Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote Company Shares, or any material assets of the Company; or

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(ii)	materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Company Material Adverse Effect.

6.3	Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which the Company may have):

(a)	The representations and warranties of the Purchaser set forth in:

(i)	Section 4.1(a) [Organization], Section 4.1(b) [Authorization; Validity of Agreement; Company Action], Section 4.1(d) [Funds Available] and Section 4.1(i) [Consideration Shares] shall be true and correct in all material respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(ii)	Section 4.1(i) [Capitalization] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(iii)	the remainder of Section 4.1 shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality or the Purchaser Material Adverse Effect qualification contained in any such representation or warranty as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date)), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have the Purchaser Material Adverse Effect, and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	each of the Purchaser and Acquireco shall have complied in all respects with its covenants in Section 2.9 [Payment of Consideration] and in all material respects with its other covenants herein and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) compliance with such covenants dated the Effective Date; and

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(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Purchaser Material Adverse Effect and Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser to that effect (on the Purchaser’s behalf and without personal liability).

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

6.5	Notice of Breach

(a)	Each Party will give prompt notice to the other Parties of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Date.

(b)	Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	A breach by a Party of its notification obligations under Section 6.5(a) shall not, by itself, be sufficient to permit any of the other Parties to this Agreement to terminate this Agreement pursuant to Section 7.2(a)(iii)(C) or Section 7.2(a)(iv)(A), as applicable.

Article 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

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7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of the Company and the Purchaser;

(ii)	by either the Company or the Purchaser, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party (or, in the case of the Purchaser, by the Purchaser or Acquireco) whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)	after the date hereof, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 7.2(a)(ii)(B) has complied with Section 5.3(c) in all material respects; or

(C)	the Company Meeting is duly convened and held and the Company Shareholder Approval shall not have been obtained as required by the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure to obtain the Company Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	by the Purchaser, if:

(A)	prior to the Effective Time: (1) the Company Board or any committee thereof: (i) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser or states an intention to so withdraw, amend, modify or qualify the Company Board Recommendation, (ii) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Company Meeting, if sooner), (iii) accepts or enters into or publicly announces that it proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.6(e)), or (iv) fails to publicly reaffirm (without qualification) the Company Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the Company Meeting) or (2) the Company Board shall have resolved or proposed to take any of the foregoing actions (each of the foregoing described in clauses (1) or (2), a “Company Change in Recommendation”); or

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(B)	the Company shall have willfully breached Section 5.6 in any material respect; or

(C)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(D)	there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; and

(iv)	by the Company, if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Acquireco set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(B)	the Company Board authorizes the Company to enter into a written agreement with respect to a Superior Proposal, provided that the Company is then in compliance with Section 5.6; or

(C)	there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

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(b)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) (the “Terminating Party”) shall give written notice (“Termination Notice”) of such termination to the other Party (the “Breaching Party”), specifying in reasonable detail the basis for such Party’s exercise of its termination right, which Termination Notice shall include, in the case of a termination pursuant to Section 7.2(a)(iii)(C) [Breach of the Company Representations, Warranties or Covenants] or Section 7.2(a)(iv)(A) [Breach of the Purchaser Representations, Warranties or Covenants], as the case may be, in reasonable detail, all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for such termination. After delivering a Termination Notice, as long as the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (provided that any wilful breach shall be deemed to be incapable of so being cured), the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party, if such breach has not been cured by such date.

(c)	If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become null and void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that:

(i)	in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c)(i) and Sections 2.11, 5.8, 8.2 to and including Section 8.10, and all related definitions set forth in Section 1.1 and the applicable interpretation provisions in Article 1 shall survive for a period of six years thereafter;

(ii)	in the event of termination under Section 7.2, the provisions of this Section 7.2(c)(ii) and Sections 5.7(b), the obligations of the Purchaser and Acquireco under Section 5.9, Section 7.3, and Sections 8.2 to and including 8.10, and all related definitions set forth in Section 1.1, the applicable interpretation provisions in Article 1 and the provisions of the Confidentiality Agreement shall survive in accordance with the terms thereof any termination hereof pursuant to Section 7.2; and

(iii)	no Party shall be relieved or released from any liabilities or damages arising out of fraud or of its wilful and material breach of any provision of this Agreement. (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses).

7.3	Termination Payments

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “Company Termination Payment” means an amount equal to $125 million.

(c)	For the purposes of this Agreement, “Company Termination Payment Event” means the termination of this Agreement:

(i)	by the Purchaser pursuant to Section 7.2(a)(iii)(A) [Company Change in Recommendation] or Section 7.2(a)(iii)(B) [Breach of Non-Solicitation]; or

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(ii)	by any Party pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain Company Shareholder Approval] following a Company Change in Recommendation;

(iii)	by the Company pursuant to Section 7.2(a)(iv)(B) [Authorization of Superior Proposal]; or

(iv)	by any Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] or Section 7.2(a)(ii)(C) [Failure to Obtain Company Shareholder Approval] or by the Purchaser pursuant to Section 7.2(a)(iii)(C) [Breach of Company Representations, Warranties or Covenants], but only if, in these termination events, (A) prior to such termination, a bona fide Acquisition Proposal for the Company shall have been made to the Company or publicly announced by any Person other than the Purchaser (or any of its affiliates or any Person acting jointly or in concert with any of the foregoing) and not withdrawn and (B) within twelve (12) months following the date of such termination, (1) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within such twelve (12) month period) or (2) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above); provided that for purposes of this Section 7.3(c)(iv), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%”.

(d)	If the Company Termination Payment Event occurs, the Company shall pay the Company Termination Payment to the Purchaser in consideration for the disposition of the Purchaser’s rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i)	if the Company Termination Payment is payable pursuant to Section 7.3(c)(i), the Company Termination Payment shall be payable within two (2) Business Days following such termination;

(ii)	if the Company Termination Payment is payable pursuant to Section 7.3(c)(ii), the Company Termination Payment shall be payable prior to or concurrently with such termination if the Company terminates the Agreement or within two (2) Business Days if the Purchaser terminates the Agreement;

(iii)	if the Company Termination Payment is payable pursuant to Section 7.3(c)(iii), the Company Termination Payment is payable prior to or concurrently with such termination; or

(iv)	if the Company Termination Payment is payable pursuant to Section 7.3(c)(iv), the Company Termination Payment shall be payable within two (2) Business Days after the consummation of an Acquisition Proposal referred to in Section 7.3(c)(iv).

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For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Payment on more than one occasion.

(e)	Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement which are a genuine pre-estimate of the damages, which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Company and the Purchaser irrevocably waives any right it may have to raise as a defence that the payment of the Company Termination Payment is excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Company Termination Payment and such Company Termination Payment is paid in full, the receipt of the Company Termination Payment by the Purchaser shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of the Purchaser, Acquireco and their respective affiliates against the Company, and the Purchaser, Acquireco and their respective affiliates shall be in such circumstances precluded from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby; provided that the foregoing limitations shall not apply in the event of fraud or wilful or intentional breach of this Agreement by a Party.

7.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

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7.5	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Article 8
GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by facsimile or email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser and Acquireco:

Newcrest Mining Limited
Level 8, 600 St Kilda Road
Melbourne Vic 3004
Australia

Attention:          Maria Sanz Perez

Email:

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto ON M5K 1E6

Attention:          Eva Bellissimo

Shea T. Small

Email:

Cravath, Swaine & Moore LLP
CityPoint

One Ropemaker Street
London EC2Y 9HR

Attention:          George A. Stephanakis

Email:

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(b)	if to the Company:

Pretium Resources Inc.

1055 Dunsmuir St #2300, Vancouver, BC V7X 1L4

Attention:          Jacques Perron

Vlada Cvijetinovic

Email:

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention:          Bob Wooder

Kathleen Keilty

E-mail:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:          Adam M. Givertz

Ian Hazlett

E-mail:

8.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

8.3	Injunctive Relief

Subject to Section 7.3(e), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3(e), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

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8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Company Disclosure Schedule and the Purchaser Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or in any certificate delivered pursuant to this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party; provided that each of the Purchaser and Acquireco may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser or Acquireco, as applicable, shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder, and Section 2.12 of this Agreement shall apply to the Purchaser mutatis mutandis in respect of any such assignee.

8.6	No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to the Purchaser under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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8.8	Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto:

(a)	certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver; and

(b)	acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.8.

8.9	Third Party Beneficiaries

The provisions of Section 5.8 are:

(a)	intended for the benefit of all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits of Section 5.8 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and

(b)	in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 8.9 and Section 2.4(f), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery by email of an executed pdf copy of the Agreement or similar executed electronic copy of this Agreement, and such emailed pdf or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NEWCREST MINING LIMITED

Per:
Name:
Title:

NEWCREST BC MINING LTD.

Per:
Name:
Title:

Per:
Name:
Title:

PRETIUM RESOURCES INC.

Per:
Name:
Title:

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Schedule A
PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Acquireco” means Newcrest BC Mining Ltd., a company existing under the laws of British Columbia;

“Acquireco Shares” means common shares in the capital of Acquireco;

“Affected Person” has the meaning set forth in Section 5.3;

“All Cash Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, $18.50 in cash per Company Share;

“All Share Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, 0.8084 of a Purchaser Share per Company Share;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated November 8, 2021 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement which is to be considered at the Shareholder Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

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“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in Vancouver, British Columbia, in Melbourne, Australia or in New York, United States;

“Canadian Securities Laws” means the Securities Act (British Columbia), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“Cash Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Share Pro-Ration Factor;

“Cash Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, $9.25 in cash per Company Share;

“Cash Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Cash Consideration in accordance with Section 3.2(a) of the Plan of Arrangement;

“Cash Election” has the meaning specified in Section 3.2(a);

“Cash Election Share” means each Company Share in respect of which a Company Shareholder has made a valid Cash Election in accordance with Section 3.1(f);

“Cash Pro-Ration Factor” means the fraction, rounded to six decimal places, the numerator of which is the Maximum Cash Consideration and the denominator of which is the Total Elected Cash Consideration;

“Combination Consideration” means the Cash Consideration paid by Acquireco and the Share Consideration issued by Purchaser;

“Company” means Pretium Resources Inc., a corporation existing under the laws of British Columbia;

“Company DSU Plan” means the Company’s deferred share unit plan having an effective date of December 11, 2018;

“Company DSUs” means outstanding deferred share units granted under the Company DSU Plan;

“Company Option Plan” means the amended and restated incentive stock option plan of the Company dated March 27, 2019, as the same may be amended, supplemented or otherwise modified from time to time;

“Company Options” means outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company PSUs” means outstanding performance share units granted under the Company RSU Plan;

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“Company RSU Plan” means the Company’s restricted share unit plan dated March 27, 2019, which was approved by Company Shareholders at the annual general and special meeting on May 2, 2019;

“Company RSUs” means outstanding restricted stock units granted under the Company RSU Plan;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares and, for the purposes of the Company Meeting, the Arrangement Resolution and the Company Shareholder Approval, includes the holders of Company Options to the extent required by, and on the terms specified in, the Interim Order;

“Company Shares” means the common shares in the authorized share capital of the Company;

“Consideration” means, subject to proration, the Cash Consideration, the Share Consideration and/or the Combination Consideration, as set out in this Plan of Arrangement;

“Consideration Shares” means the Purchaser Shares to be issued as part of the Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia or other competent court, as applicable;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.7 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing;

“Election Deadline” means 5:00 p.m. (Vancouver time) two Business Days prior to the Shareholder Meeting;

“Final Order” means the final order of the Court in a form acceptable to the Purchaser and the Company, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably) on appeal;

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“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the BCBCA, providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent to Company Shareholders for use in connection with the Arrangement.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Maximum Cash Consideration” has the meaning specified in Section 3.3(a).

“Maximum Share Consideration” has the meaning specified in Section 3.4(a).

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or upon the direction of the Court (with the prior written consent of the Company and the Purchaser, each acting reasonably) in the Final Order;

“Purchaser” means Newcrest Mining Limited, a corporation existing under the laws of Australia;

“Purchaser Midco” means Newcrest International Pty Ltd.;

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“Purchaser Midco Shares” means shares in the capital of Purchaser Midco;

“Share Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Cash Pro-Ration Factor;

“Share Consideration” means, subject to adjustment under Section 2.13 of the Arrangement Agreement, 0.4042 of a Purchaser Share per Company Share;

“Share Election” has the meaning specified in Section 3.2(b);

“Share Election Share” means each Company Share in respect of which a Company Shareholder has made a valid Share Election in accordance with Section 3.1(g);

“Share Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Share Consideration in accordance with Section 3.2(b) of the Plan of Arrangement

“Share Pro-Ration Factor” means the fraction, rounded to six decimal placed, the numerator of which is the Maximum Share Consideration and the denominator of which is the Total Elected Share Consideration;

“Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Tax Act” means the Income Tax Act (Canada);

“Total Elected Cash Consideration” has the meaning attributed to that term in Section 3.3(b);

“Total Elected Share Consideration” has the meaning attributed to that term in Section 3.4(b); and

“Withholding Obligation” has the meaning set forth in Section 5.3.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Annex by number or letter or both refer to the Article, Section or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

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1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Time References

References to time are to local time, Vancouver, British Columbia, unless otherwise specified.

1.8	Time

Time shall be of the essence in this Plan of Arrangement.

Article 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Purchaser, the Company, the Depositary, the registrar and transfer agent of Company, Acquireco, all registered and beneficial Company Shareholders, including Dissenting Shareholders and holders of Company Options, Company RSUs, Company PSUs or Company DSUs.

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Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, five minutes apart, except where noted, without any further authorization, act or formality:

(a)	each Company DSU, Company PSU, and Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company DSU Plan or Company RSU Plan, respectively, shall be deemed to be unconditionally vested (which, for greater certainty, shall include the full vesting of Company PSUs on the basis that all performance criteria associated therewith had been achieved and a 200% performance multiplier was applicable to such vesting), and such Company DSU, Company PSU, or Company RSU, as the case may be, shall, without any further action by or on behalf of a holder the Company DSU, Company PSU, or Company RSU, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the All Cash Consideration for each Company DSU, Company PSU, or Company RSU, respectively and such Company DSU, Company PSU, or Company RSU shall immediately be cancelled;

(b)	(i) each holder of Company DSUs, Company PSUs, and Company RSUs, respectively, shall cease to be a holder of such Company DSUs, Company PSUs, or Company RSUs (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company DSU Plan and Company RSU Plan and all agreements relating to the Company DSUs, Company PSUs, and Company RSUs shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the Company as described in Section 5.1 below, the consideration to which they are entitled to receive pursuant to Section 3.1(a), at the time and in the manner specified therein;

(c)	each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the amount (if any) by which the All Cash Consideration in respect of each Company Share underlying each Company Option exceeds the exercise price of such Company Option and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of the Company, the Depositary, the Purchaser nor Acquireco shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(d)	(i) each holder of Company Options shall cease to be a holder of such Company Options (ii) each such holder’s name shall be removed from each applicable register maintained by Company, (iii) the Company Option Plan and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive, from the amount held in escrow by the Depositary or the Company as described in Section 5.1 below, the consideration to which they are entitled to receive pursuant to Section 3.1(c)3.1(a), at the time and in the manner specified therein;

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(e)	each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in consideration for a debt claim against Acquireco for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Company Shares maintained by or on behalf of Company, as the holder of such Company Shares;

(f)	concurrently with the steps described in Section 3.1(g) to 3.1(j) subject to proration in accordance with Section 3.3, each Cash Election Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Cash Consideration from Acquireco, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(g)	concurrently with the steps described in Section 3.1(f) and in Sections 3.1(h) to 3.1(j) subject to proration in accordance with Section 3.4, each Share Election Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the All Share Consideration from the Purchaser, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Consideration by the Depositary in accordance with this Plan of Arrangement;

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(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(h)	concurrently with the steps described in Sections 3.1(f), 3.1(g), 3.1(i) and 3.1(j) each Company Share outstanding immediately prior to the Effective Time (other than Company Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates and other than Cash Election Shares and Share Election Shares) shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Combination Consideration, and:

(i)	the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to be paid the Combination Consideration by the Depositary in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(iii)	Acquireco shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Company Shares maintained by or on behalf of the Company;

(i)	concurrently with the steps Section 3.1(f) to 3.1(h) and Section 3.1(j) below, in consideration for the Purchaser delivering the Purchaser Shares to the Company Shareholders in accordance with Section 3.1(g) and 3.1(h), Acquireco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(g) and 3.1(h) shall be issued by Acquireco to Purchaser Midco, and in respect thereof, there shall be added to the stated capital account maintained by Acquireco for the Acquireco Shares an amount equal to the fair market value of the Purchaser Shares delivered in Section 3.1(g) and 3.1(h); and

(j)	concurrently with the steps described in Sections 3.1(f) to 3.1(i), in consideration for Acquireco issuing Acquireco Shares to Purchaser Midco in accordance with Section 3.1(i) Purchaser Midco Shares with an aggregate fair market value equal to the aggregate fair market value of the Purchaser Shares delivered in Sections 3.1(g) and 3.1(h) shall be issued by Purchaser Midco to the Purchaser.

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

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3.2	Election Mechanics

With respect to the exchange of Company Shares effected pursuant to Section 3.1(d):

(a)	each Company Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Cash Consideration in respect of each Company Share held by such Company Shareholder (such election being a “Cash Election”), with such All Cash Consideration subject to proration in accordance with Section 3.3.

(b)	each Company Shareholder who has not exercised Dissent Rights and other than the Purchaser, Acquireco or any of their respective affiliates, may elect to receive the All Share Consideration in respect of each Company Share held by such Company Shareholder (such election being a “Share Election”), with such All Share Consideration subject to proration in accordance with Section 3.4.

(c)	in order to make the election provided for in Section 3.2(a) or (b), a Company Shareholder must deposit with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s election, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Company Shares held by such Company Shareholder; and

(d)	for the avoidance of doubt, any Company Shareholder who (i) does not make a valid Cash Election or a valid Share Election prior to the Election Deadline in accordance with this Section 3.2, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares in accordance with Article 4 shall, in each case, be deemed to have transferred each of his, her or its Company Shares to Acquireco in exchange for the Combination Consideration pursuant to Section 3.1(h).

3.3	Cash Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of cash consideration to be paid to Cash Electing Shareholders pursuant to Section 3.1(f) (the “Maximum Cash Consideration”) shall be the product of (i) the Cash Consideration; and (ii) the number of Company Shares (excluding Company Shares in respect of which Dissent Rights have been exercised, Company Shares held by the Purchaser, Acquireco or any of their respective affiliates and Company Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to Section 3.1(d) but for the application of this Section 3.3 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(f) to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Pro-Ration Factor; and

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(ii)	the balance of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(f) to be satisfied by the issuance of that number of Purchaser Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

3.4	Share Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of Purchaser Shares to be paid to Share Electing Shareholders pursuant to Section 3.1(g) (the “Maximum Share Consideration”) shall be the product of (i) the Share Consideration; and (ii) the number of Company Shares (excluding Company Shares in respect of which Dissent Rights have been exercised, Company Shares held by the Purchaser, Acquireco or any of their respective affiliates, and Company Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to Section 3.1(e) but for the application of this Section 3.4 (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(g) to be satisfied by the issuance of Purchaser Shares shall be determined by multiplying the All Share Consideration by the Share Pro-Ration Factor; and

(ii)	the balance of the consideration in respect of each Company Share transferred to Acquireco pursuant to Section 3.1(g) to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

3.5	No Fractional Shares and Rounding of Cash Consideration

(a)	In no event shall any holder of Company Shares be entitled to receive a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and, no consideration shall be paid in lieu of the issuance of a fractional Purchaser Share.

(b)	If the aggregate cash amount a Company Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

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Article 4
DISSENT RIGHTS

4.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in section 242(1)(a) of the BCBCA must be received by Company not later than 4:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Shareholder Meeting. Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Acquireco fair value for their Dissent Shares (1) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(f)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Acquireco in accordance with Section 3.1(d); (3) will be entitled to be paid the fair value of such Dissent Shares by Acquireco, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Shareholder Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid by Acquireco fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder.

(b)	In no event shall Acquireco, the Purchaser or the Company or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

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Article 5
CERTIFICATES AND PAYMENT

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser or Acquireco shall deliver or cause to be delivered to the Depositary (i) Consideration Shares to satisfy the Share Consideration payable to the Company Shareholders which Consideration Shares shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders; and (ii) sufficient funds to satisfy the aggregate Cash Consideration payable to the Company Shareholders and the holders of the Company Options in accordance with Section 3.1, which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders or former holder of Company Options for distribution thereto in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and Election Form and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	On the Effective Date, the Purchaser will direct the Depositary to make payments pursuant to this Section 5.1(c) to holders of the Company Options, or alternatively, to transfer to the Company the aggregate amount payable to such holders in accordance with Section 3.1 (such amount to be held in escrow by the Company as agent and nominee for such holders until payments pursuant to this Section 5.1(c) are made to such holders). On the Effective Date, the Depositary or the Company, as the case may be, shall pay or cause to be paid out of such escrowed amount the amounts, net of applicable withholdings, to be paid to holders of Company Options pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Company, (ii) by cheque or similar means (delivered to such holder of Company Options, as reflected on the register maintained by or on behalf of Company in respect of the Company Options) or (iii) by delivery of Consideration Shares, as applicable.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than the Purchaser, Acquireco or any of their respective affiliates) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

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5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(h) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, Acquireco and the Company in a manner satisfactory to the Purchaser, Acquireco and the Company, each acting reasonably, against any claim that may be made against the Purchaser, Acquireco and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, Acquireco, the Company or the Depositary shall be entitled to deduct and withhold, or direct the Purchaser, Acquireco, the Company or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under this Plan of Arrangement (an “Affected Person”), such amounts as the Purchaser, Acquireco, the Company or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any amounts payable or otherwise deliverable to a Person under the Plan of Arrangement exceeds any amount of cash otherwise payable to such Person, the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable pursuant to the Plan of Arrangement to such Person as is necessary to provide sufficient funds to the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, Acquireco or the Company, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker, and (z) other reasonable costs and expenses).

5.4	Limitation and Proscription

To the extent that a former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then

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(a)	the Consideration that such former Company Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, the Company or Acquireco, as applicable, for no consideration,

(b)	the Consideration that such former Company Shareholder was entitled to receive shall be delivered to the Purchaser or Acquireco, as applicable, by the Depositary,

(c)	the certificates formerly representing Company Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)	any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5	Post-Effective Time Dividends and Distributions

(1)       No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.1.

(2)       All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, subject to Section 5.4, in trust for the holder of such Consideration Shares. All monies received by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 5.5, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

5.6	No Liens

Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Company Shares (other than the Purchaser, Acquireco or any of their respective affiliates), Company Options, and of the Company, the Purchaser, Acquireco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares and Company Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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Article 6
AMENDMENTS

6.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Company and the Purchaser and filed with the Court, and, if made following the Shareholder Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Purchaser, may be proposed by the Company and the Purchaser at any time prior to or at the Shareholder Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholder Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholder Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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Schedule B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 291 of the Business Corporations Act (British Columbia) involving Pretium Resources Inc. (the “Company”), pursuant to the arrangement agreement among the Company, Newcrest BC Mining Ltd. and Newcrest Mining Limited (the “Purchaser”) dated November ●, 2021, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated ● (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix ● to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Company Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

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